Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT
by and among
DONLON FAMILY LLC,
JMP INVESTMENT HOLDINGS LLC, and
HYPOTHECA CAPITAL, LLC
as Sellers,
RIVERBANC LLC
as Company

and
NEW YORK MORTGAGE TRUST, INC.,
as Buyer
dated
May 3, 2016.

i

Exhibits
Exhibit A		Defined Terms
Exhibit B		Form of Lock-Up Agreement
Exhibit C		Form of Assignment Agreement

Schedules
Schedule 1.1-WC	-	Sample Closing Working Capital Statement
Schedule 2.2	-	Sellers; Pro Rata Share; Closing Cash Consideration; Sellers’ Wire Transfer Instructions
Schedule 4.2	-	Consents
Schedule 5.1	-	Absence of Conflicts
Schedule 5.3	-	Foreign Qualifications
Schedule 5.4(a)	-	Company Capitalization
Schedule 5.4(d)	-	Company Subsidiaries
Schedule 5.6	-	Affiliate Transactions
Schedule 5.7	-	Owned Real Property
Schedule 5.8(a)	-	Leases
Schedule 5.10	-	Material Contracts
Schedule 5.11	-	Intellectual Property
Schedule 5.12	-	Accounts Receivable
Schedule 5.13	-	Brokers’ Fees
Schedule 5.14	-	Company Financial Statements
Schedule 5.15	-	Undisclosed Liabilities
Schedule 5.16	-	Compliance with Law
Schedule 5.17	-	Taxes
Schedule 5.19(a)(i)	-	Employees
Schedule 5.19(a)(ii)	-	Independent Contractors
Schedule 5.19(b)	-	Pending Employee Matters
Schedule 5.20(a)	-	Employee Benefit Plans
Schedule 5.20(d)	-	Employee Benefit Matters
Schedule 5.22(a)	-	Assets Under Management
Schedule 5.23	-	Bank Accounts
Schedule 5.24	-	Insurance
Schedule 7.1	-	Conduct of Business
Schedule 7.7	-	Non-Competition Jurisdictions

MEMBERSHIP INTEREST PURCHASE AGREEMENT
This Membership Interest Purchase Agreement (this “Agreement”) is entered into as of May 3, 2016, by and among Donlon Family LLC, a North Carolina limited liability company (“Donlon”), JMP Investment Holdings LLC, a Delaware limited liability company (“JMP”), Hypotheca Capital, LLC, a New York limited liability company (“Hypotheca” and, together with Donlon and JMP, the “Sellers”), RiverBanc LLC, a North Carolina limited liability company (“Company”) and New York Mortgage Trust, Inc., a Maryland corporation (“Buyer”). Each of the Sellers, Company and Buyer are sometimes referred to in this Agreement, individually, as a “Party” and, collectively, as the “Parties.”
RECITALS
WHEREAS, the Sellers own, collectively, 100% of the issued and outstanding membership interests (the “Company Membership Interests”) of Company; and
WHEREAS, the Sellers wish to sell to Buyer, and Buyer wishes to purchase from the Sellers, the Company Membership Interests, subject to the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of the premises, agreements and covenants contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and in reliance upon the mutual representations and warranties set forth in this Agreement, the Parties agree as follows:
AGREEMENTS
ARTICLE I
DEFINITIONS; CONSTRUCTION

1.1    Certain Definitions. Capitalized terms used in this Agreement but not defined in the body of this Agreement have the meanings ascribed to them in Exhibit A. Capitalized terms defined in the body of this Agreement are listed in Exhibit A by location of the definition of such terms in the body of this Agreement.
1.2    Construction. In this Agreement, unless a clear contrary intention appears: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement unless expressly provided otherwise; (e) references in any Section  or Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder,” “hereof,” “hereto” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation;” (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days; and (j) all references to money refer to the lawful currency of the United States. The Table of Contents and the Article and Section titles and headings in this Agreement are inserted for convenience of reference only and are not intended to be a part of, or to affect the meaning or interpretation of, this Agreement.
ARTICLE II
PURCHASE AND SALE; CLOSING

2.1    Transfer of Company Membership Interests. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Sellers will sell, transfer, assign and deliver to Buyer, and Buyer will purchase, assume and accept from the Sellers, all right, title and interest in and to the Company Membership Interests, free and clear of all Liens (except Permitted Liens), in exchange for the Purchase Price.
2.2    Purchase Price. The total consideration to be paid by Buyer to the Sellers for the Company Membership Interests at the Closing will be cash in the aggregate amount of (a) $30,000,000 (the “Base Cash Consideration”), (b) plus the Estimated Closing Working Capital, if positive, or less the Estimated Closing Working Capital, if negative, (c) less the Stock Holdback Amount, and (d) less $800,000 (the “Severance Holdback Amount”) (such resulting amount, the “Closing Cash Consideration”), with each Seller to be paid such amount of the Closing Cash Consideration set forth on Schedule 2.2 in accordance with the wire instructions set forth thereon; provided, however that Schedule 2.2 shall be adjusted as necessary by the Parties prior to Closing in accordance with the Estimated Closing Statement. The Closing Cash Consideration is subject to further adjustment as set forth in Section 3.2 (as adjusted, the “Purchase Price”). For the avoidance of doubt, (x) the Stock Holdback Amount set forth in sub-clause (c) above shall only reduce the Closing Cash Consideration payable to Donlon, and shall in no event have the effect of reducing the Closing Cash Consideration payable to either JMP or Hypotheca and (y) the Severance Holdback Amount set forth in sub-clause (d) above shall reduce the Closing Cash Consideration payable to all Sellers as set forth on Schedule 2.2.
2.3Stock Holdback Amount. At the Closing, Buyer will withhold from the Base Cash Consideration an aggregate amount of cash equal to $3,000,000 (the “Stock Holdback Amount”) (which such withholding shall reduce the Closing Cash Consideration to be paid by Buyer to Donlon as set forth on Schedule 2.2) and such Stock Holdback Amount shall subsequently be paid by Buyer to Donlon in immediately available funds to an account designated by Donlon within two (2) Business Days of Buyer’s receipt of (a) a written notice from Donlon providing that Donlon or its Affiliates have purchased and own shares of NYMT common stock having an aggregate purchase price paid by Donlon or its Affiliates equal to no less than $3,000,000 (the “Donlon Family Restricted Shares”) and satisfactory evidence thereof, and (b) a lock‑up agreement with respect to the Donlon Family Restricted Shares between NYMT and the holders of the Donlon Family Restricted Shares in substantially the form attached hereto as Exhibit B; provided, however, that Buyer shall have no obligation to pay, and Donlon shall not be entitled to receive, the Stock Holdback Amount unless Donlon or its Affiliates purchases the Donlon Family Restricted Shares within 90 days following the Closing Date.

2.4    Withholding Taxes. All payments due to the Sellers under this Agreement will be made net of any applicable deduction or withholding for or on account of any Tax. In the event Buyer is required to withhold or deduct an amount for or on account of any Tax from any payment due under this Agreement, the amount deducted or withheld will be treated as paid to the Sellers for purposes of this Agreement.
2.5    Tax Treatment of Transaction. For U.S. federal income tax purposes (and for the purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment), the Parties agree to treat the acquisition of the Company Membership Interests by Buyer in a manner consistent with Revenue Ruling 99-6, 1999-1 C.B. 432 (Jan. 15, 1999). The Parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Laws following a Final Determination.
ARTICLE III
PURCHASE PRICE ADJUSTMENT

3.1    Estimated Working Capital Adjustment Procedures. At least two (2) Business Days prior to the Closing Date, the Sellers will collectively prepare and deliver, or cause to be prepared and delivered, to Buyer a written statement (the “Estimated Closing Statement”) setting forth Sellers’ good faith estimate of the Closing Working Capital (the “Estimated Closing Working Capital”), together with reasonably detailed supporting documentation, which shall be prepared in a manner consistent in all respects with the Sample Closing Date Working Capital Statement and which shall not take into account the transactions contemplated by this Agreement. Each Party shall provide to each other Party such data and information as such other Party may reasonably request in connection with the preparation of the Estimated Closing Statement.
3.2    Post-Closing Working Capital Adjustment.
(a)Within sixty (60) days after the Closing Date, Buyer shall prepare and deliver to the Sellers a written statement (the “Closing Statement”) setting forth Buyer’s good faith calculation of the difference between (i) the Closing Working Capital and (ii) the Estimated Closing Working Capital (such difference, which may be a positive or a negative amount, the “Net Adjustment Amount”); provided, that if Buyer does not deliver the Closing Statement within such sixty (60)‑day period, then the Estimated Closing Statement shall be deemed to be the Closing Statement. Each Party shall provide to each other Party such data and information as such other Party may reasonably request in connection with the preparation and review of the Closing Statement.

(b)The Closing Statement shall become final and binding upon the Parties upon the earlier of the date that is (i) fifteen (15) days after receipt thereof by the Sellers or (ii) ten (10) days after the expiration of the sixty (60)‑day period specified in Section 3.2(a) in the event Buyer does not deliver a Closing Statement within such period (the “Final Settlement Date”) unless any Seller delivers written notice of its disagreement (“Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall specify in reasonable detail the dollar amount, nature and basis of any such disagreement. If a Notice of Disagreement is received by Buyer, then the Closing Statement (as revised in accordance with Section 3.2(c), if applicable) shall become final and binding on the Parties on, and the Final Settlement Date shall be, the earlier of (A) the date upon which the Sellers and Buyer agree in writing with respect to all matters specified in the Closing Statement and (B) the date upon which the Final Statement is issued by the Arbitrator.

(c)During the first twenty (20) days after the date upon which Buyer receives a Notice of Disagreement, the Parties shall attempt to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement. If at the end of such twenty (20)‑day period (or earlier by mutual agreement to arbitrate) the Parties have not reached agreement, then the matters that remain in dispute may be submitted to an arbitrator (the “Arbitrator”) by any Seller or Buyer for review and resolution. The Arbitrator shall be a nationally recognized independent public accounting firm mutually agreed upon by the Parties in writing. The hearing date shall be scheduled by the Arbitrator as soon as reasonably practicable, and shall be conducted on a confidential basis. The Sellers, collectively on the one hand, and Buyer, on the other hand, shall, not later than seven (7) days prior to the hearing date set by the Arbitrator, submit a brief (to include their respective calculations with regard to amounts in dispute on the Closing Statement) for settlement of any amounts set forth in the Notice of Disagreement that remain in dispute. The Parties shall instruct the Arbitrator to render a decision (which decision shall include a written statement of findings and conclusions) resolving the matters in dispute in accordance with this Section 3.2(c), within three (3) Business Days after the conclusion of the hearing, unless the Parties reach agreement prior thereto and withdraw the dispute from arbitration. The Parties shall instruct the Arbitrator to provide to the Parties explanations in writing of the reasons for its decisions regarding the Closing Working Capital and shall issue the Final Statement reflecting such decisions. The Arbitrator shall (i) act as an arbitrator and not as an expert, (ii) address only those items in dispute and, (iii) for each item, not assign a value greater than the greatest value for such item claimed by either the Sellers or Buyer or smaller than the smallest value for such item claimed by either the Sellers or Buyer. The decision of the Arbitrator shall be final and binding on the Parties. The Sellers, on the one hand, and Buyer, on the other hand, shall each bear fifty percent (50%) of the fees and expenses of the Arbitrator pursuant to this Section 3.2(c). As used in this Agreement, the term “Final Statement” shall mean (A) the Closing Statement delivered pursuant to Section 3.2(a), as subsequently adjusted, if applicable, pursuant to this Section 3.2(c) to reflect any subsequent written agreement between the Parties with respect thereto and, if submitted to the Arbitrator, any amendments or modifications to the Closing Statement decided by the Arbitrator or (B) if the Closing Statement is not delivered within the period specified in Section 3.2(a), the Estimated Closing Statement.

(d)If the Net Adjustment Amount (as finally determined in the Final Statement) is positive, then Buyer shall pay to the Sellers such amount, with each Seller to be paid in proportion to such Seller’s Pro Rata Share. If the Net Adjustment Amount is negative, then the Sellers shall pay to Buyer such amount. The Net Adjustment Amount shall be paid by Seller or Buyer, as the case may be, not later than three (3) Business Days after the Final Settlement Date by wire transfer of immediately available funds to an account or accounts specified by Buyer or the Sellers, as the case may be.

3.3    Severance Holdback Amount. Within three (3) Business Days after the Parties’ unanimous final written determination of the Severance Cost, Buyer shall deliver to Sellers an amount equal to the Severance Holdback Amount minus such Severance Cost, with each Seller to be paid in proportion to such Seller’s Pro Rata Share and in accordance with the wire instructions set forth on Schedule 2.2.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby severally, and not jointly and severally, represents and warrants to Buyer that the representations and warranties set forth in this Article IV are true and correct, and acknowledges that Buyer is relying on the following representations and warranties in entering into this Agreement.
4.1    Authority; Enforceability. Such Seller has all requisite power, authority and legal capacity to execute and deliver each Transaction Document to which such Seller is a party and to perform such Seller’s obligations thereunder. The execution and delivery of each Transaction Document to which such Seller is a party and the performance of the transactions contemplated thereby have been duly and validly approved by all action necessary on behalf of such Seller. Each Transaction Document to which such Seller is a party has been duly and validly executed and delivered by such Seller and constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller, in accordance with its terms, subject to applicable bankruptcy, insolvency or other similar laws relating to or affecting the enforcement of creditors’ rights generally and to general principles of equity (such laws and principles being referred to herein as “Creditors’ Rights”) assuming in each case that such Transaction Document has been duly executed and delivered by each other party (other than such Seller) to such Transaction Document.
4.2    Consents; Absence of Conflicts. Neither the execution and delivery of this Agreement or any other Transaction Document by such Seller, nor the consummation of the transactions contemplated hereby or thereby or compliance by such Seller with any of the provisions hereof or thereof, will (i) violate or breach the terms of, cause a default under, conflict with, create in any other Person the right to accelerate, terminate, modify or cancel, or require any notice or consent under any applicable Law or any Contract to which such Seller is a party or by which such Seller, or any of such Seller’s properties, is bound, or (ii) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clause (i) of this Section 4.2. Except as set forth on Schedule 4.2, such Seller is not required to obtain any consent from any Person or provide any notice to any Person in connection with the consummation of the transactions contemplated by this Agreement. As of the Closing Date, all such consents or notices have been obtained or given and have been furnished in writing to Buyer.
4.3    Ownership. Such Seller is the record and beneficial owner of the Company Membership Interests set forth opposite such Seller’s name on Schedule 5.4(a), free and clear of all Liens, other than restrictions on transfer that may be imposed by state or federal securities laws and the Company Organizational Documents.

4.4    Organization; Good Standing. Such Seller has been duly organized, is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation.
4.5    Brokers’ Fees. Neither such Seller nor any of its Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder or agent in respect of the transactions contemplated by this Agreement for which Company, Buyer or any of their respective Affiliates could become liable or obligated.
4.6    Non-Foreign Status. Such Seller (or, if such Seller is disregarded as separate from any other Person within the meaning of Section 301.7701-3(a), such other Person) is not a “foreign person” within the meaning of Section 1445 of the Code.
ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Company hereby represents and warrants to Buyer that the representations and warranties set forth in this Article V are true and correct, and acknowledges that Buyer is relying on the following representations and warranties in entering into this Agreement.
5.1    Consents; Absence of Conflicts. Neither the execution and delivery of this Agreement or any other Transaction Document by any Seller, nor the consummation of the transactions contemplated hereby or thereby or compliance by any Seller with any of the provisions hereof or thereof, will (i) violate or breach the terms of, cause a default under, conflict with, result in the loss by Company of any rights or benefits under, impose on Company any additional or greater burdens or obligations under, create in any other Person additional or greater rights or benefits under, create in any other Person the right to accelerate, terminate, modify or cancel, require any notice or consent or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under (A) any Law applicable to the Company, (B) the Company Organizational Documents or (C) any Contract to which Company is a party or by which Company, or any of its properties, is bound; (ii) result in the creation or imposition of any Lien (other than a Permitted Lien) on any of the Company Assets or the Company Membership Interests; (iii) result in the cancellation, forfeiture, revocation, suspension or adverse modification of any Company Asset or any existing consent, approval, authorization, license, permit, certificate or order of any Governmental Authority; or (iv) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clauses (i), (ii) or (iii) of this Section  5.1. Except as set forth on Schedule 5.1, Company is not required to obtain any consent from any Person or provide any notice to any Person in connection with the consummation of the transactions contemplated by this Agreement. As of the Closing Date, all such consents or notices have been obtained or given and have been furnished in writing to Buyer.
5.2    Organization; Good Standing. Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of North Carolina. Company has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on the Company Business as presently conducted.

5.3    Foreign Qualification; Power. Company is duly qualified to do business as a foreign company and in good standing in each jurisdiction in which the nature of the business as now conducted or the character of the property owned or leased by Company makes such qualification necessary, which jurisdictions are listed on Schedule 5.3, except where the failure to be so qualified would not have a Material Adverse Effect. Company has all requisite power and authority to own its properties and assets, including the Company Assets, and to carry on the Company Business as currently conducted.
5.4    Capitalization; Subsidiaries.
(a)    Schedule 5.4(a) sets forth a true and complete list of the record and beneficial ownership of all of the issued and outstanding Equity Interests in Company. There are no Equity Interests issued or outstanding in Company other than as set forth on Schedule 5.4(a). All of the Company Membership Interests have been duly authorized, are validly issued and are fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive rights, rights of first refusal, rights of first offer, purchase options, call options or other similar rights of any Person, except as set forth in the Company Organizational Documents.
(b)    There are no Contracts (including options, warrants, calls, puts and preemptive rights) obligating Company or the Sellers to (i) issue, sell, pledge, dispose of or encumber any of the Company Membership Interests; (ii) redeem, purchase or acquire in any manner any of the Company Membership Interests; or (iii) make any dividend or distribution of any kind with respect to any of the Company Membership Interests.
(c)    There are no outstanding or authorized equity appreciation, phantom equity, profit participation or similar rights affecting the Company Membership Interests. Other than as set forth in the Company Organizational Documents, there are no voting trusts, proxies or other member or similar agreements or understandings with respect to the voting of the Company Membership Interests.
(d)    Except as set forth on Schedule 5.4(d), Company has no Subsidiaries and does not own, and has not owned in the past, any Equity Interests in any Person. Company and the Subsidiaries set forth on Schedule 5.4(d) include all entities that receive management fees, Performance Amounts and all other revenues with respect to any Clients (including investment funds and other investment vehicles) for which Company provides investment management or investment advisory services, including sub-advisory services. Except as set forth on Schedule 5.4(d), there are no outstanding obligations of Company to provide funds or make any investment (in either case, in the form of a loan, capital contribution, purchase of an Equity Interest (whether from the issuer or another Person) or otherwise) in, any other Person.
5.5    Absence of Changes. Since March 31, 2016, Company has conducted its business only in the Ordinary Course of Business of Company and there has been no Material Adverse Effect on Company.
5.6    Affiliate Transactions. Schedule 5.6 describes all services and assets owned by, licensed to or otherwise held by any Seller or any Affiliate of any Seller, that are or were made available or provided to or used by Company or the Company Business within the one-year period ending on the date of this Agreement or that may be required to operate the Company Business from and after the Closing Date consistent with past practices in the preceding year. Except as set forth on Schedule 5.6, 1) Company is not obligated to pay currently or in the future any amounts to any of the Sellers or their respective Affiliates, and none of the Sellers nor any of their respective Affiliates is obligated to pay currently or in the future any amounts to Company; and 2) since December 31, 2015, Company has not purchased, transferred or leased any real or personal property from or for the benefit of, paid any fee, commission, salary or bonus to or for the benefit of, any of the Sellers or their respective Affiliates or any manager, director, officer, member, partner or equityholder thereof other than salaries and employee-related benefits paid to employees in the Ordinary Course of Business of Company and Company has not sold, transferred or leased any real or personal property to any of the Sellers or their respective Affiliates.
5.7    Real Property. Schedule 5.7 contains a true and complete list of all real property owned by Company, together with all easements, rights-of-way and interests appurtenant thereto and all improvements thereon (the “Owned Real Property”), and includes the name of the record title holder thereof. Company has good and marketable title to its Owned Real Property, free and clear of any and all Liens, except for Permitted Liens.
5.8    Leases.
(a)    Schedule 5.8(a) contains a true and complete list of all real and personal property leases of Company (collectively, the “Leases” and individually, a “Lease”).
(b)    A copy of each Lease has been delivered to Buyer. Each Lease is valid, binding and enforceable against Company, and to the Knowledge of the Sellers, against the other parties thereto. Each Lease is in full force and effect. There is no existing default by Company, or to the Knowledge of the Sellers, any other party, under any of the Leases.
5.9    Permits. Company has all franchises, permits, licenses, authorizations, approvals and any similar authority (collectively, the “Permits”) necessary for the conduct of its businesses as now being conducted by it or proposed to be conducted by it. Company is not in default or violation, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, of any term, condition or provision of any Permit and, to the Knowledge of the Sellers, there are no facts or circumstances which could form the basis for any such default or violation. There are no legal proceedings pending or, to the Knowledge of the Sellers, threatened in writing, relating to the suspension, revocation or modification of any of the Permits. None of the Permits will be impaired or in any other way affected by the consummation of the transactions contemplated hereby.
5.10    Contracts.
(a)    Schedule 5.10 identifies each of the following Contracts to which Company is a party or by which Company or any of the Company Assets is bound (each such Contract, whether or not identified on Schedule 5.10, a “Material Contract”):

(i)    all Contracts which require future expenditures by Company in excess of $25,000 or which might result in payments to Company in excess of $25,000;
(ii)    any Contract that purports to limit the freedom of Company to compete in any line of business or to conduct business in any geographic location;
(iii)    any Contract relating to the acquisition by Company of any operating business or Equity Interest of another Person (by asset sale, stock sale, merger or otherwise);
(iv)    any Contract relating to the payment of any Tax or the filing of Tax Returns;
(v)    any Contract not entered into in the Ordinary Course of Business of Company;
(vi)    any Contract constituting a partnership, joint venture or other similar Contract;
(vii)    any Contract relating to Debt, any Contract creating a capital lease obligation, any Contract for the sale of Accounts Receivable, any Contract constituting a guarantee of debt of any other Person or any Contract requiring Company to maintain the financial position of any other Person;
(viii)    any Contract under which Company has made advances or loans to any other Person;
(ix)    any Contract relating to the Intellectual Property;
(x)    any Contract providing for the deferred payment of any purchase price including any “earn out” or other contingent fee arrangement;
(xi)    any Contract between Company, on the one hand, and any Affiliate of Company, on the other hand (including any Contract providing for (A) compensation, the acceleration of benefits or the loss of any rights in connection with the consummation of the transactions contemplated by this Agreement or (B) the indemnification of such Affiliate by Company);
(xii)    any Contract with any Seller or any current or former officer, manager, director, member, partner, equityholder, consultant or employee of Company or any Affiliate of the foregoing;
(xiii)    all employment and consulting Contracts, employee benefit, bonus, severance, retention, pension, profit-sharing, option, stock purchase and similar plans and arrangements;
(xiv)    all documents relating to business referrals from or to Company and any revenue sharing arrangements, whether or not relating to referrals;

(xv)    all investment management Contracts or other Contracts with clients of Company, with confidential information redacted to the extent required by those contracts;
(xvi)    all Contracts, whether reduced to writing or otherwise, relating to management of the assets of the clients of Company involving another investment adviser, whether such investment adviser is registered as an investment adviser or exempt from registration;
(xvii)    all agency Contracts or distribution Contracts;
(xviii)    all Contracts or instruments relating to the investments of Company;
(xix)    any Contract with any labor union or association or other Person representing or purporting or seeking to represent any employee of Company or any other individual who provides services to Company;
(xx)    any Contract requiring Company to make a payment as a result of the consummation of the transactions contemplated hereby;
(xxi)    any Contract under which Company realized or is expected to realize a loss under the terms of the Contract since December 31, 2015;
(xxii)    any Contract with any professional employer organization, personnel staffing organization or other entity that provides personnel or staffing services or other employment-related or employee benefit-related services to Company; and
(xxiii)    any Contract providing for the payment of compensation arrangements, bonus or Change of Control Costs.
(b)    True and complete copies (including all amendments) of each Material Contract have been furnished to Buyer. Each Material Contract is the legal, valid and binding obligation of Company and, to the Knowledge of the Sellers, any other Person party thereto, binding and enforceable against Company and, to the Knowledge of the Sellers, any other Person party thereto, in accordance with its terms subject to Creditors’ Rights. No Material Contract has been terminated, and neither Company nor, to the Knowledge of the Sellers, any other Person is in material breach or default thereunder, and, to the Knowledge of the Sellers, no event has occurred that with notice or lapse of time, or both, would constitute a material breach or default, or permit termination, modification in any manner adverse to Company or acceleration thereunder. No party has asserted or has (except by operation of Law) any right to offset, discount or otherwise abate any amount owing under any Material Contract except as expressly set forth in such Material Contract. There are no waivers granted by Company under any Material Contract that have not been disclosed in writing to Buyer that will result in Buyer or Company, as applicable, either (a) receiving less consideration under the Material Contract than would have been received without the waiver, or (b). incurring greater liability under the Material Contract than would have been incurred without the waiver.

5.11    Intellectual Property. Company owns or possesses the legal right to use all patents, trademarks, service marks, trade names, copyrights and trade secrets presently used by it or necessary for the conduct of the Company Business as presently conducted (the “Intellectual Property”). To the Knowledge of the Sellers, no Person is infringing or violating any of such rights. To the Knowledge of the Sellers, the business conducted by Company does not infringe or violate any patents, trademarks, service marks, trade names, copyrights, trade secrets or other intellectual property rights of any other Person. Company has not received any communications alleging that Company has violated any patents, trademarks, service marks, trade names, copyrights, trade secrets or other intellectual property rights of any other Person. Schedule 5.11 contains a complete list of patents, pending patent applications, trademark and service mark registrations and pending applications and copyright registrations and pending applications of Company.
5.12    Accounts Receivable and Accounts Payable.
(a)    Each of the Accounts Receivable arose in the Ordinary Course of Business of Company and represents the genuine, valid and legally enforceable obligation of the account debtor (subject only to Creditors’ Rights) and no contra account, set-off, defense, counterclaim, allowance or adjustment (other than discounts for prompt payment shown on the invoice) has been asserted or, to the Knowledge of the Sellers, is threatened in writing by any of the account debtors of such Accounts Receivable. To the Knowledge of the Sellers, none of the account debtors of the Accounts Receivable is involved in a bankruptcy or insolvency proceeding or is generally unable to pay its debts as they become due. Company has good and valid title to the Accounts Receivable free and clear of all Liens, except Permitted Liens. No goods or services, the sale or provision of which gave rise to any Accounts Receivable, have been returned or rejected by any account debtor or lost or damaged prior to receipt thereby. Set forth on Schedule 5.12 is a listing of Accounts Receivable as of a date no more than seven days prior to the date of this Agreement, which listing sets forth the number of days each Accounts Receivable has been outstanding. Since December 31, 2015, Company has not written off any Accounts Receivable as uncollectible.
(b)    All accounts payable of Company reflected in the Company Financial Statements or arising after the date thereof are the result of bona fide transactions in the Ordinary Course of Business of Company and have been paid or are not yet due and payable.
5.13    Brokers’ Fees; Expenses.
(a)    Except as set forth on Schedule 5.13, none of the Company, Sellers nor any of their respective Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder or agent in respect of the transactions contemplated by this Agreement for which Company, Buyer or any of their respective Affiliates could become liable or obligated.
(b)    Company does not have any liability or obligation to pay any fees or expenses of attorneys, investment bankers, accountants or other advisors or service providers in connection with the transactions contemplated by this Agreement.
5.14    Financial Statements. Sellers have previously provided to Buyer copies of, or access to, (a) the unaudited balance sheets of Company as of December 31, 2014 and December 31,

2015 and the related unaudited statements of operations for the years then ended (the “Company Annual Financial Statements”) and (b) the unaudited balance sheet of Company as of March 31, 2016 (the “Company Interim Balance Sheet”) and the unaudited statements of profits and losses for the three month period then ended (the financial statements described in clause (b), collectively, the “Company Interim Financial Statements”). The Company Annual Financial Statements and the Company Interim Financial Statements are referred to collectively as the “Company Financial Statements.” Except as set forth on Schedule 5.14, the Company Financial Statements (including any related notes thereto) (i) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby, except as otherwise noted therein, (ii) fairly present, in all material respects, the financial condition and results of operations of Company as of the respective dates thereof and for the respective periods covered thereby, subject, however, to normal non-material year-end adjustments and accruals and, in each case, to the absence of notes and other textual disclosure required by GAAP, and (iii) have been prepared from, and are in accordance with, the books and records of Company.
5.15    No Undisclosed Liabilities. The Company has no liability (and, to the Knowledge of the Sellers, there is no basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Company or the Company Business giving rise to any liability), other than (a) liabilities set forth on the face of the Company Interim Balance Sheet (rather than any notes thereto), (b) liabilities that have arisen after the date of the Company Interim Balance Sheet in the Ordinary Course of Business of Company (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Laws by Company) or (c) liabilities set forth on Schedule 5.15. Except as set forth on Schedule 5.15, there is no unpaid Debt of the Company.
5.16    Compliance with Law. Except as listed in Schedule 5.16, Company has complied in all material respects with, and is in compliance in all material respects with, all applicable Laws, Orders and Permits to which they are subject and in all jurisdictions in which it carries on the Company Business. Except as listed in Schedule 5.16, Company has not received written notice of any investigation with respect to, any alleged default under, or any violation or nonconformity with any Law.
5.17    Taxes. Except as set forth on Schedule 5.17:
(a)    all Tax Returns required to be filed by or with respect to Company have been duly and timely filed with the appropriate Governmental Authority, and each such Tax Return is true, correct and complete;
(b)    all Taxes owed by Company (or for which Company may be liable) that are or have become due have been timely paid in full, whether disputed or not, and whether or not shown on any Tax Return;
(c)    all Tax withholding and deposit obligations imposed on or with respect to Company or its employees (or for which Company may otherwise be liable) have been satisfied in full;

(d)    there are no Liens (other than Liens for current period Taxes that are not yet due and payable) on any of the Company Assets or the Company Membership Interests that are attributable to any Tax liability or payment obligation;
(e)    there are no Claims pending against Company for any unpaid Taxes, and no assessment, deficiency or adjustment has been asserted, proposed, or, to the Knowledge of the Sellers, threatened in writing with respect to Company;
(f)    no Tax audits or administrative or judicial proceedings are being conducted or have been threatened in writing with respect to Company;
(g)    true, correct and complete copies of all material Tax Returns filed by Company during the past three years, and all material correspondence between Company and a Governmental Authority relating to such Tax Returns or Taxes due from Company have been made available to Buyer;
(h)    there are no agreements, waivers or other arrangements in force or effect providing for an extension of time with respect to the filing of any Tax Return of or with respect to Company or the assessment or collection of any Tax of or with respect to Company;
(i)    (i) Company is not a party to or bound by any Tax allocation, sharing or indemnity agreement or arrangement with any Person; and (ii) Company (A) has not been a member of any Consolidated Group and (B) does not have any liability for the Taxes of any Person under Treasury Regulation § 1.1502‑6 (or any corresponding provisions of state, local or foreign law), or as a transferee or successor, by Contract, or otherwise;
(j)    no Claim has ever been made by a Governmental Authority in a jurisdiction in which Company does not file Tax Returns or pay Taxes that Company is or may be required to file a Tax Return or pay Taxes in that jurisdiction;
(k)    Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section  7121 (or any corresponding or similar provision of state, local or foreign law) executed on or prior to the Closing Date; (iii) intercompany transaction or any excess loss account described in Treasury Regulations under Code Section  1502 (or any corresponding or similar provision of state, local or foreign law) entered into or created on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; (vi) prepaid amount received on or prior to the Closing Date, or (vii) an election made pursuant to Section  108(i) of the Code on or prior to the Closing Date;
(l)    Company presently is, and has been from the date of its formation, properly classified as a partnership for U.S. federal income tax purposes and any applicable state or local tax purposes;

(m)    Company has not entered into any agreement or arrangement with any Governmental Authority that requires Company to take any action or to refrain from taking any action in order to secure Tax benefits not otherwise available, and Company is not party to any agreement with any Governmental Authority with respect to Taxes that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement;
(n)    neither Company nor any predecessor thereof has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations § 1.6011‑4(b)(2) (and all relevant predecessor regulations) or similar provision of state, local or foreign law;
(o)    Company does not have any material property or obligation, including uncashed checks to vendors, customers or employees, non-refunded overpayments or unclaimed subscription balances, that is escheatable or reportable as unclaimed property to any state or municipality under any applicable escheatment or unclaimed property laws;
(p)    no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes due or alleged to be due from Company;
(q)    none of the Company Assets is “tax‑exempt use property” (within the meaning of Section 168(h) of the Code) or “tax‑exempt bond-financed property” (within the meaning of Section 168(g)(5) of the Code); and
(r)    all of the Company Assets have been properly listed and described on the property tax rolls for the Tax units in which the Company Assets are located and no portion of the Company Assets constitutes omitted property for property tax purposes.
5.18    Litigation. There are no actions, suits or proceedings pending or, to the Knowledge of any Seller, threatened in writing at law or in equity, or before or by any Governmental Authority or before any arbitrator of any kind, against Company or any of its Affiliates that affect or would affect the Company Business, the Company Assets or the consummation of the transactions contemplated by this Agreement, and neither Company nor any of its Affiliates is subject to any outstanding judgment, order or decree of any Governmental Authority or any arbitrator of any kind.
5.19    Employees; Employee Relations.
(a)    Schedule 5.19(a)(i) identifies the job titles and names of all employees of Company, the date each such employee commenced his or her employment with Company, status as exempt or non-exempt under the FLSA, principal location of employment, , details of any leave (including nature and expected duration). The Sellers have provided to Buyer a true, accurate and complete schedule that identifies the job titles and names of all employees of Company, the date each such employee commenced his or her employment with Company, status as exempt or non-exempt under the FLSA, principal location of employment, annualized base salary or hourly rate of pay and a summary of all other forms of compensation for which the individual is eligible, details of any applicable visa, details of any leave (including nature and expected duration) and the entire compensation paid to each such employee by Company during the preceding fiscal year. Neither Company nor any Seller has received any notice of termination from any current employee, nor, to the Knowledge of the Sellers, does any current employee intend to terminate his or her employment. Schedule 5.19(a)(ii) identifies the names of each individual providing services to Company (either directly or through an entity in which he or she has an interest) in the capacity of an independent contractor and, with respect to each, his or her compensation terms, duration of engagement, services provided and description of any Contract applicable to the contracting relationship.
(b)    Company is not delinquent in payments to any of its employees or contractors for any wages, salaries, commissions, bonuses or other compensation or reimbursements for any services performed for it. Except as set forth on Schedule 5.19(b), Company could not, by reason of the transactions contemplated by this Agreement or anything done prior to the Closing, be liable to any employee or contractor of Company for any payments. Company has no policy, practice, plan or program of paying severance pay or any form of severance compensation in connection with the termination of employment. Except as set forth on Schedule 5.19(b), there are no charges of employment discrimination or unfair labor practices against or involving Company pending or, to the Knowledge of the Sellers, threatened in writing against Company. There are no grievances, complaints, claims or charges that have been filed or, to the Knowledge of the Sellers, threatened in writing against Company that could reasonably be expected to have a Material Adverse Effect on Company or the conduct of the Company Business, and there is no arbitration, grievance or similar proceeding pending and no claim therefor has been asserted in writing against Company. Company has in place all employee policies required by applicable Laws, and there have been no violations of any such policies or alleged violations of any such policies which have resulted in any pending claims against Company. Neither Company nor any Seller has received any notice indicating that any of Company’s employment policies or practices are being audited or investigated by any foreign, federal, state or local government agency. Company is, and at all times since its inception has been, in compliance with the requirements of the Immigration Reform Control Act of 1986, as amended.
(c)    Company is, and since the date of its formation has been, in compliance with all applicable Laws relating to the employment of labor, including labor and employment practices, terms and conditions of employment, wages and hours, overtime payments, FLSA compliance, recordkeeping, employee classification, non-discrimination, non-retaliation, employee benefits, employee leave, payroll documents, record retention, equal opportunity, immigration, occupational health and safety, severance, termination or discharge, collective bargaining, the payment of employee welfare and retirement benefits, and the full payment of all required social security contributions and Taxes, and Company is not in violation of any Laws concerning retention or classification of independent contractors. Each employee and contractor of Company is lawfully authorized to work in the United States.
(d)    Company is not, and has never been, a party to or bound by, the terms of any collective bargaining agreement or any other Contract with any labor union or representative of employees, and no such agreements are being negotiated. To the Knowledge of the Sellers, no union organizing or decertification activities are underway or threatened in writing with respect to any employees of Company or any of its Subsidiaries and no such activities have occurred. There are no labor disputes existing or, to the Knowledge of the Sellers, threatened in writing involving, by way of example, strikes, work stoppages, slowdowns, picketing or any other interference with work or production, or any other concerted action by employees, and Company has not experienced any material labor difficulties since the date of its formation. No grievance or other legal action arising out of any such collective bargaining agreement or relationship exists, or to the Knowledge of the Sellers, is threatened in writing.
5.20    Employee Benefit Matters.
(a)    Schedule 5.20(a) includes a true and complete list of each Plan that is sponsored, maintained or contributed to or by Company or any of Company’s ERISA Affiliates or with respect to which Company could have any liability, or has been so sponsored, maintained or contributed to within the last six years by Company or any of Company’s ERISA Affiliates.
(b)    The Sellers have furnished to Buyer true, correct and complete copies of each of the Plans, and related trusts and services agreements, if applicable, in each case, including all amendments thereto. The Sellers have also furnished to Buyer, with respect to each Plan and to the extent applicable, true, correct and complete copies of: (i) the three most recent annual or other reports filed with each Governmental Authority and all schedules thereto, (ii) the insurance Contract and other funding agreement, and all amendments thereto, (iii) the most recent summary plan description (including all summaries of material modification thereto), scheme booklet and all announcements, (iv) the most recent audited financial statements and actuarial report or valuation required to be prepared under applicable Law, (v) the most recent determination letter or opinion letter issued by the Internal Revenue Service and (vi) all material notices, letters or other correspondence from any Governmental Authority.
(c)    Neither Company nor any of Company’s ERISA Affiliates contributes to or has any obligation to contribute to, or has at any time within six years prior to the Closing Date contributed to or had an obligation to contribute to, and no Plan is (i) a multiemployer plan within the meaning of Section 3(37) of ERISA or (ii) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. No Plan is funded through a trust that is intended to be exempt from U.S. federal income taxation pursuant to Section 501(c)(9) of the Code.
(d)    Except as otherwise set forth on Schedule 5.20(d):
(i)    Company and its ERISA Affiliates have performed all obligations, whether arising by operation of any Law or by Contract, required to be performed by it or them in connection with the Plans, and there have been no defaults or violations by any other party to the Plans;
(ii)    (A) all reports and disclosures relating to the Plans required to be filed with or furnished to Governmental Authorities, Plan participants or Plan beneficiaries have been filed or furnished in accordance with applicable Law in a timely manner, (B) each Plan has been documented, operated and administered in compliance with its governing documents and applicable Law, and (C) each Plan that could be a “nonqualified deferred compensation” arrangement under Section 409A of the Code is in compliance with Section 409A of the Code, and no service provider is entitled to a Tax gross-up or similar payment for any Tax or interest that may be due under Section 409A of the Code;

(iii)    each of the Plans intended to be qualified under Section 401(a) of the Code (A) satisfies the requirements of Section 401(a) of the Code, (B) is maintained pursuant to a prototype document approved by the Internal Revenue Service, and is entitled to rely on a favorable opinion letter issued by the Internal Revenue Service with respect to such prototype document, or has received a favorable determination letter from the Internal Revenue Service regarding such qualified status, (C) has been amended as required by applicable Law, and (D) has not been amended or operated in a way that would adversely affect such qualified status;
(iv)    there are no Claims pending (other than routine claims for benefits) or, to the Knowledge of the Sellers, threatened in writing against, or with respect to, any of the Plans or their assets;
(v)    all contributions required to be made to the Plans pursuant to their terms and provisions or pursuant to applicable Law have been timely made and all benefits accrued under any unfunded Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP;
(vi)    as to any Plan intended to be qualified under Section 401(a) of the Code, there has been no termination or partial termination of the Plan within the meaning of Section 411(d)(3) of the Code;
(vii)    no act, omission or transaction has occurred which would result in imposition on Company, directly or indirectly, of (A) breach of fiduciary duty liability damages under Section 409 of ERISA, (B) a penalty assessed pursuant to Section 502 of ERISA or (C) a Tax imposed pursuant to Chapter 43 of Subtitle D of the Code;
(viii)    there is no matter pending (other than routine qualification determination filings) with respect to any of the Plans before any Governmental Authority; and
(ix)    the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not (A) require Company or any of its ERISA Affiliates to make a larger contribution to, or pay greater compensation, payments or benefits under, any Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, or (B) create or give rise to any additional vested rights or service credits under any Plan.
(e)    Neither Company nor any of its ERISA Affiliates is a party to any Contract, nor has Company or any of its ERISA Affiliates established any policy or practice, requiring it to make a payment or provide any other form of compensation or benefit to any Person performing services for Company or any of its ERISA Affiliates upon termination of such services that would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.
(f)    In connection with the consummation of the transactions contemplated by this Agreement, no payments of money or property, acceleration of benefits, or provisions of other rights have or will be made that, in the aggregate, would be reasonably likely to result in imposition of the sanctions imposed under Sections 280G and 4999 of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.
(g)    Neither Company nor any of its ERISA Affiliates has any commitment, intention or understanding to create, modify or terminate any Plan. Each Plan that is an “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, may be unilaterally amended or terminated in its entirety without liability except as to benefits accrued thereunder prior to such amendment or termination.
(h)    Except to the extent required pursuant to Section 4980B(f) of the Code and the corresponding provisions of ERISA or other applicable Law, no Plan provides retiree medical or retiree life insurance benefits to any Person, and Company is not contractually or otherwise obligated (whether or not in writing) to, and Company has never represented that it will, provide any Person with life insurance or medical benefits upon retirement or termination of employment.
5.21    Business; Registrations.
(a)    Company has at all times since its inception been engaged solely in the business of providing financial planning, investment advisory, investment management and related services.
(b)    Company is duly registered as an investment adviser under the Advisers Act. Company is duly registered, licensed and qualified as an investment adviser in all jurisdictions where such registration, licensing, qualification or notification is required in order to conduct its business. Company has delivered to Buyer true and complete copies of its most recent Form ADV, as amended to date, and all other applicable foreign and domestic registration forms, likewise as amended to date. The information contained in such forms was true and complete in all material respects at the time of filing and Company has made all amendments to such forms as it is required to make under applicable Laws. Company certifies that it has duly submitted its (a) annual updating amendment for 2015 via the Investment Adviser Registration Depository. Company and each of its investment adviser representatives (as such term is defined in Rule 203A‑3(a) under the Advisers Act) have, and after giving effect to the Closing each of its investment adviser representatives will have, all permits, registrations, licenses, franchises, certifications and other approvals (collectively, “Licenses”) required from foreign, federal, state or local authorities in order for them to conduct the businesses presently conducted by Company and such representatives in the manner presently conducted and proposed to be conducted, provided that Buyer makes any required regulatory filings following the Closing Date. Company is not a “commodity pool operator” or “commodity trading adviser” within the meaning of the Commodity Exchange Act, or a trust company.
(c)    No person who is not a full-time employee of Company renders investment education or investment management services to or on behalf of clients of Company or solicits clients with respect to the provision of investment advice or investment management services by Company.

(d)    Company is not a “broker” or “dealer” within the meaning of the Exchange Act.
(e)    Neither Company nor any person “associated” (as defined under both the Investment Company Act and the Advisers Act) with Company has been convicted of any crime or is or has engaged in any conduct that would be a basis for (i) denial, suspension or revocation of registration of an investment adviser under Section  203(e) of the Advisers Act or Rule 206(4)‑4(b) thereunder, or ineligibility to serve as an associated person of an investment adviser, or (ii) being ineligible to serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act) to a registered investment company pursuant to Section  9(a) or 9(b) of the Investment Company Act, and to the Knowledge of the Sellers, there is no proceeding or investigation that is reasonably likely to become the basis for any such ineligibility, disqualification, denial, suspension or revocation.
5.22    Assets Under Management.
(a)    The assets under management by Company as reported in the most recent Form ADV of Company and the assets under management by Company as of December 31, 2015 as calculated for purposes of the Form ADV of Company, are accurately set forth in Schedule 5.22(a) hereto. Schedule 5.22(a) also sets forth the aggregate amount of assets under advisement, if any, by Company as of December 31, 2015. In addition, set forth in Schedule 5.22(a) are lists as of December 31, 2015 of all investment management, advisory and sub-advisory contracts, together with any other contracts, agreements, arrangements or understandings pursuant to which Company provides investment management services; with respect to each contract so listed, any counterparties who are clients of Company are identified.
(b)    To the Knowledge of the Sellers, no controversy or disagreement exists between Company and any client of Company that has had or could reasonably be expected to have a Material Adverse Effect on Company.
(c)    RB Distressed Investors LLC is an “operating company,” as that term is defined in 29 C.F.R. Section 2510.3-101(c)(1).
5.23    Bank Accounts. Schedule 5.23 sets forth each bank, savings institution and other financial institution with which Company has an account or safe deposit box, including any deposit account or securities account, and the names of all Persons authorized to draw thereon or to have access thereto. Except as set forth on Schedule 5.23, Company has not given any revocable or irrevocable powers of attorney or similar grant of authority to any Person relating to its business for any purpose whatsoever.
5.24    Insurance. Schedule 5.24 sets forth a true and complete list and description of all insurance policies in effect as of the Closing Date with respect to the business or assets of Company. Company has not received any notice of cancellation or non-renewal of any such policy or arrangement, nor is the termination of any such policy or arrangement threatened in writing. There is no claim pending under any such policy or arrangement as to which coverage has been questioned, denied or disputed by the underwriters of such policy or arrangement. Company has in place an errors and omissions insurance policy, a copy of which is appended to Schedule 5.24.
5.25    Books and Records. All Books and Records are located at the premises of the Company Business or at the offices of Imowitz Koenig & Co. LLP to which such books and records primarily relate, have been maintained substantially in accordance with applicable Laws, and comprise all of the Books and Records relating to the ownership and operation of the Company Business and the Company Assets.
ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby (i) represents and warrants to the Sellers that the following representations and warranties in this Article VI are true and correct, and (ii) acknowledges that the Sellers are relying on the following representations and warranties in entering into this Agreement.
6.1    Authority; Enforceability. Buyer has all requisite power and authority to execute and deliver each Transaction Document to which Buyer is a party and to perform its obligations thereunder. The execution and delivery of each Transaction Document to which Buyer is a party and the performance of its obligations contemplated thereby have been duly and validly approved by all action necessary on behalf of Buyer. Each Transaction Document to which Buyer is a party constitutes the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, subject to Creditors’ Rights, assuming in each case that such Transaction Document has been duly executed and delivered by each party other than Buyer, as applicable, to such Transaction Document.
6.2    Absence of Conflicts. Neither the execution and delivery by Buyer of any Transaction Document to which Buyer is a party, nor the consummation of the transactions contemplated thereby by Buyer will (a) violate or breach the terms of, cause a default under, conflict with, result in the loss by Buyer of any rights or benefits under, impose on Buyer any additional or greater burdens or obligations under, create in any other Person the right to accelerate, terminate, modify or cancel, require any notice or consent or give rise to any preferential purchase right, right of first refusal, right of first offer or similar right under (i) any applicable Law, (ii) the Organizational Documents of Buyer, or (iii) any Contract to which Buyer is a party or by which it, or any of its properties, is bound, (b) result in the creation or imposition of any Lien (other than a Permitted Lien) on Buyer’s assets or properties, (c) result in the cancellation, forfeiture, revocation, suspension or adverse modification of any existing consent, approval, authorization, license, permit, certificate or order of any Governmental Authority, or (d) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clause (a), (b) or (c) of this Section  6.2
6.3    Organization. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland.
6.4    Investment Experience. Buyer understands that the purchase of the Company Membership Interests involves substantial risk. Buyer acknowledges that it can bear the economic risk of its investment in the Company Membership Interests and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment in the Company Membership Interests and protecting its own interests in connection with such investment. Buyer is acquiring the Company Membership Interests for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling such Company Membership Interests. Buyer agrees that the Company Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from registration available under the Securities Act.
6.5    Accredited Investor Status. Buyer is an “accredited investor” within the meaning of SEC Rule 501 of Regulation D, as presently in effect.
6.6    Restricted Securities. Buyer understands that the Company Membership Interests have not been, and will not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act that depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Buyer’s representations as expressed herein. Buyer understands that the Company Membership Interests are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Buyer must hold the Company Membership Interests indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Buyer acknowledges that neither the Company nor Sellers have any obligation to register or qualify the Company Membership Interests for resale. Buyer further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Company Membership Interests, and on requirements relating to Company that are outside of the Buyer’s control, and that neither the Company nor Sellers are under any obligation, and may not be able, to satisfy. Buyer acknowledges and agrees that all certificates evidencing the Company Membership Interests shall bear any legends required under any of the Related Agreements and any other legends required by state securities laws or other applicable laws.
6.7    Brokers’ Fees. Neither Buyer nor its Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement for which the Sellers or their respective Affiliates could become liable or obligated.
ARTICLE VII
COVENANTS

7.1    Conduct of the Business.
(a)    The Sellers covenant and agree that, except (i) as otherwise expressly contemplated by this Agreement (including as described in Schedule 7.1) and the other Transaction Documents, (ii) for the effect of the announcement and consummation of the transactions contemplated hereby or thereby or (iii) as otherwise approved in writing by Buyer (which approval shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Sellers shall cause the Company Business to be operated in the Ordinary Course of Business of Company, and shall use reasonable best efforts to preserve, maintain and protect the assets and properties of the Company Business; provided, that such efforts shall not include any requirement or obligation to make any payment or assume any liability not otherwise required to be paid or assumed by the terms of an existing Contract or offer or grant any financial accommodation or other benefit not otherwise required to be made by the terms of an existing Contract.
(b)    In furtherance and not in limitation of Section 7.1(a), during the Interim Period, except (i). as otherwise expressly contemplated by this Agreement (including as described in Schedule 7.1) and the other Transaction Documents, (ii) as required by applicable Laws, or (iii) as otherwise approved in writing by Buyer (which approval shall not be unreasonably withheld, conditioned or delayed), the Sellers shall not, with respect to the Company Business, take any of the following actions:
(i)    amend the Organizational Documents of Company or any of its Subsidiaries;
(ii)    authorize for issuance, issue, grant, sell, deliver, dispose of, pledge or otherwise encumber any capital stock of Company or any of its Subsidiaries, or grant any rights to subscribe for or acquire any capital stock of Company or any of its Subsidiaries;
(iii)    declare, set aside, make or pay any dividend or other distribution, in respect of the Company Membership Interests to the Sellers;
(iv)    increase the compensation, benefits or fringe benefits paid or payable (including wages, salaries, bonuses or any other remuneration) or to become payable to any employee or contractor of Company or any of its Subsidiaries except for increases (A) required in accordance with the terms of any Plan in effect on the date hereof, or (B) required by applicable Laws;
(v)    (A) establish, adopt, or enter into new, or amend or terminate any existing, Plan or any labor union or collective bargaining Contract, except to the extent required by applicable Laws, or (B) except as may be required by applicable Laws or pursuant to the terms of any Plan in effect on the date hereof, fund, or agree to fund, any compensation or benefits under any Plan with respect to any current or former employee or contractor of Company, including through a “rabbi” or similar trust;
(vi)    terminate the service relationship or employment, other than for cause, of any employee of Company or any of its Subsidiaries or any independent contractor providing services to Company or any of its Subsidiaries or with respect to the Company Business, or transfer the employment or service relationship of any such Person, or make any variation to the terms and conditions of engagement or employment of any such Person;
(vii)    hire any individual who would become an employee or contractor of Company or any of its Subsidiaries unless required to replace any employee or contractor whose employment or engagement is terminated as permitted hereunder (and only subject to terms comparable to those of the employee or contractor being replaced);
(viii)    sell, assign, transfer, convey, lease or otherwise dispose of any assets or properties of Company that are material, individually or in the aggregate, to the Company Business, taken as a whole, to any Person or encumber any such assets, in each case, other than in the Ordinary Course of Business of Company;
(ix)    except as required or permitted by GAAP, make any change in any method of accounting or auditing practice with respect to the Company Business;
(x)    pay, discharge, settle or satisfy any liabilities of Company, other than payments, discharges, settlements or satisfactions in the Ordinary Course of Business of Company to the extent that such payment, settlement, discharge or satisfaction would not increase the liabilities of Company by an aggregate amount in excess of $10,000;
(xi)    other than in the Ordinary Course of Business of Company, enter into any transaction that would result in liability to Company in excess of $10,000, individually or $25,000 in the aggregate;
(xii)    acquire any assets that would be material, individually or in the aggregate, to the Company Business, taken as a whole, except in the Ordinary Course of Business of Company;
(xiii)    except as contemplated by this Agreement, make or change any material Tax election or method of accounting, settle any dispute or claim with respect to Taxes, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other action that would have the effect of increasing the Tax liability of Company or any Subsidiary for any period after the Closing Date;
(xiv)    acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;
(xv)    make any material loans or material advances to any Person, except for advances to employees or officers of Company for expenses incurred in the Ordinary Course of Business of Company;
(xvi)    make or enter into any Material Contract, or amend or terminate any existing Material Contract; or
(xvii)    commit or agree to do any of the foregoing.
(c)    Notwithstanding the foregoing or anything in this Agreement to the contrary, the Sellers may take (or not take, as the case may be) any of the actions described in Section 7.1(a) or Section 7.1(b) above if reasonably necessary under emergency circumstances (or as required pursuant to applicable Laws); provided, that the Sellers shall promptly provide notice of any such action to Buyer.
7.2    Access to Information Concerning Properties and Records. During the Interim Period, Company will afford, and shall cause its Representatives to afford Buyer and its Representatives reasonable access upon prior written notice to Company and during normal business hours to Company’s management and to the books and records, Tax Returns, work papers and such other documents and information of Company, as may be reasonably requested.
7.3    Efforts to Close; Regulatory Approvals. Buyer and the Sellers shall, and shall cause their respective Affiliates and representatives to, cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable Laws and to consummate and make effective the transactions contemplated by this Agreement, including their respective commercially reasonable efforts to obtain, prior to the Closing Date, all Permits, Consents and Orders of Governmental Authorities as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to consummation of the transactions contemplated hereby set forth in Section 8.4(b) and 8.4(c); provided, that neither the Sellers nor any of their Affiliates shall be required to repay any indebtedness for borrowed money, amend any Contract to increase the amount payable thereunder or otherwise to be materially more burdensome to the Sellers or any of their Affiliates, commence any litigation, offer or grant any accommodation (financial or otherwise) to any third party, pay any amount or bear any other incremental economic burden to obtain any such Permit, Consent or Order; provided, further, that no Party shall incur any expense that would be payable by any other Party without the consent of such other Party.
7.4    Notification of Certain Matters. Buyer, on the one hand, and the Sellers, on the other hand, shall use their respective reasonable best efforts to promptly notify each other of: (i) the occurrence, or failure to occur, of any event of which it has Knowledge that would be reasonably likely to cause any of its representations or warranties contained in this Agreement or in any other Transaction Document to be untrue or inaccurate in any material respect at any time during the Interim Period as if such representation or warranty were made at such time, (ii) the failure of such Party to comply with or satisfy in any material respect any covenant to be complied with by it hereunder, (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (iv) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, and (v) any Action pending or, to such Party’s Knowledge, threatened in writing against a party or the parties relating to the transactions contemplated by this Agreement or the other Transaction Documents.
7.5    Supplements to Schedules. At any time prior to the Closing Date and promptly after receiving Knowledge thereof, the Sellers shall deliver to Buyer a supplement to the information set forth on the Schedules with respect to any matter now existing or hereafter arising that, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in the Schedules or that is necessary to correct any information in the Schedules or in any representation or warranty of the Sellers which has been rendered inaccurate thereby promptly following discovery thereof (each, a “Schedule Supplement”). To the extent that such Schedule Supplement, relates to a situation or occurrence that arose after the date hereof, then unless Buyer has the right to terminate this Agreement pursuant to Section 10.1(e) by reason of the development and exercises the right within the ten day period set forth in Section 10.1(e), such Schedule Supplement, shall be deemed to have amended the Schedules, to have qualified the representations and warranties contained in Article IV or V, and to have cured any breach of any representation or warranty made in this Agreement or any other Transaction Document. For the avoidance of doubt, a Schedule Supplement relating to a situation or occurrence that exists as of the date hereof shall not be deemed to have cured any breach of any representation or warranty made in this Agreement or any other Transaction Document, including for purposes of Article IX.
7.6    Releases and Termination.
(a)    Each Seller hereby releases and discharges Buyer, Company and their respective Affiliates and their respective managers, directors, officers, partners, members, equityholders, employees, agents, consultants, attorneys, representatives, successors, transferees and assignees (collectively, the “Released Parties”) from any and all obligations (including indemnification obligations) and Claims, known and unknown, that have accrued or may accrue and that relate to acts or omissions prior to the Closing, including any and all Damages, whether such obligations, Claims or Damages arise in tort, contract or statute, including obligations, Claims or Damages (i) arising under each Released Party’s Organizational Documents, any Contract or applicable Law and (ii) relating to actions or omissions of any Released Party, including those committed while serving in their capacity as managers, directors, officers, partners, members, equityholders, employees, agents, consultants, attorneys, representatives or similar capacities, and including in each case any and all Claims that such Seller does not know or suspect to exist in such Seller’s favor as of the date of this Agreement; provided, however, that nothing contained in this Section will operate to release any obligation, duty or liability of Buyer or the Company to the Sellers (or any third party beneficiary identified pursuant to Section 11.9) arising under this Agreement or any agreement or instrument being executed and delivered pursuant to this Agreement. Each Seller hereby (iii) waives any preferential purchase right, right of first refusal, right of first offer, buy-sell right, tag-along right, drag-along right, preemptive right, registration right or other right that would interfere with the consummation of the transactions contemplated by this Agreement or any future transfers of any Equity Interest in Company, including all such rights arising under any provision of the Company Organizational Documents and (iv) agrees that the transfer of the Company Membership Interests contemplated by this Agreement is not void or voidable by reason of any restriction set forth in the Company Organizational Documents. THE RELEASES SET FORTH IN THIS SECTION 7.6(a) APPLY TO ALL CLAIMS, AND EACH SELLER AGREES TO WAIVE THE BENEFITS OF ANY LAW (INCLUDING PRINCIPLES OF COMMON LAW) OF ANY STATE OR TERRITORY OR OTHER JURISDICTION OF THE UNITED STATES OR OF ANY JURISDICTION OUTSIDE OF THE UNITED STATES THAT PROVIDES THAT A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT A CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN THE CREDITOR’S FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY THE CREDITOR MUST HAVE MATERIALLY AFFECTED ITS SETTLEMENT WITH A DEBTOR.

(b)    NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY NOR ANY OF ITS AFFILIATES SHALL BE LIABLE TO THE OTHER PARTY OR ITS AFFILIATES FOR SPECIAL, PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, INCLUDING LOST PROFITS, REVENUE OR INCOME, BUSINESS INTERRUPTION, DIMINUTION IN VALUE, LOSS OF BUSINESS REPUTATION OR OPPORTUNITY, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S OR ANY OF ITS AFFILIATES’ SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, IN NO EVENT SHALL THIS SECTION 7.6(b) BE A LIMITATION ON ANY OBLIGATION OF A PARTY HEREUNDER WITH RESPECT TO A THIRD-PARTY CLAIM RELATING TO SUCH OBLIGATION.
7.7    Non-Competition.
(a)    (i) In (A) consideration for Buyer’s acquisition of the Company Membership Interests from Donlon and the transfer of the goodwill associated therewith, (B) order to protect the goodwill obtained by Buyer and transferred by Donlon as a result of the transactions contemplated by this Agreement, and (C) order to satisfy certain conditions to the consummation of the transactions contemplated by this Agreement and as an express incentive for Buyer to enter into this Agreement, Donlon expressly covenants and agrees that, during the Prohibited Period, Donlon will refrain from, and Donlon will cause its Affiliates to refrain from, other than on behalf of Buyer or any of its Affiliates, carrying on directly or indirectly in the Company Business in the geographical areas set forth on Schedule 7.7 (the “Restricted Area”). Donlon agrees and covenants that, because the following conduct would effectively constitute carrying on the Company Business, Donlon will not, and Donlon will cause its Affiliates not to, in the Restricted Area during the Prohibited Period, directly or indirectly, own, loan money to, manage, operate, join, become an employee of, control or participate in or be connected with any business or Person (other than Buyer or any of its Affiliates) which engages in the Company Business. “Prohibited Period” means two years from and after the Closing Date.
(ii)    Notwithstanding the restrictions set forth in Section 7.7(a)(i), Donlon, collectively with Donlon’s Affiliates, may own an aggregate of not more than 2.5% of the outstanding stock of any class of any corporation other than Buyer or its Affiliates engaged in the Company Business, if such stock is listed on a national securities exchange or regularly traded in the over-the-counter market by a member of a national securities exchange, without violating the provisions of Section 7.7(a)(i); provided that neither Donlon nor its Affiliates have the power, directly or indirectly, to control or direct the management or affairs of any such corporation and neither Donlon nor its Affiliates are involved in the management of such corporation.
(iii)    Donlon expressly covenants and agrees that during the Prohibited Period, Donlon will not, and Donlon will cause Donlon’s Affiliates not to (A) engage or employ, or solicit or contact with a view to the engagement or employment of any Person who is an officer, director, employee or agent of Buyer or its Affiliates or who was an officer, director, employee or agent of Company immediately prior to Closing, or (B) canvass, solicit, approach or entice away or cause to be canvassed, solicited, approached or enticed away, from Buyer or its Affiliates any Person who or which is a customer, consultant, or client of Buyer or its Affiliates or who or which was a customer, consultant or client of Company immediately prior to Closing.
(iv)    To the extent that any part of this Section 7.7(a) may be invalid, illegal or unenforceable for any reason, it is intended that such part will be enforceable to the extent that a court of competent jurisdiction will determine that such part, if more limited in scope, would have been enforceable, such part will be deemed to have been so written and the remaining parts will be effective as written and enforceable in all events and Buyer and Donlon agree to request that such court enforce this Section 7.7(a) as if so written.
(b)    Donlon agrees and acknowledges that the limitations as to time, geographical area and scope of activity to be restrained as set forth in Section 7.7(a) are reasonable in all respects and do not impose any greater restraint than is necessary to protect the goodwill that Donlon is transferring pursuant to this Agreement and the legitimate business interests of Buyer and that these limitations are intended to comply with all applicable Laws. Donlon further agrees that, in the event of a breach or threatened breach of any of the provisions of this Section 7.7, Buyer will be entitled to immediate injunctive relief, as any such breach would cause Buyer irreparable injury for which it would have no adequate remedy at law. Nothing in this Agreement will be construed so as to prohibit Buyer from pursuing and obtaining any other remedies available to it under this Agreement, at law or in equity, for any such breach or threatened breach. Donlon further agrees that Donlon will cooperate fully, and Donlon will cause its or his Affiliates to cooperate fully, in any attempt by Buyer and its Affiliates in obtaining any remedy or relief, at law or in equity, for actual or threatened breaches of this Section 7.7. Donlon further acknowledges and agrees that no failure or delay by Buyer or its Affiliates in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.
(c)    Donlon hereby represents to Buyer that Donlon has read and understands, and agrees to be bound by, the terms of this Section 7.7. Donlon acknowledges that the covenants set forth in this Section 7.7 are the result of arm’s-length bargaining and are fair and reasonable in light of (i) the nature and wide geographic scope of the operations of Company and the Company Business, (ii) Donlon’s level of control over, contact with, knowledge of confidential information about, and association with the goodwill of, Company and the Company Business in all jurisdictions in which it is conducted, (iii) the fact that the Company Business is conducted by Company throughout the Restricted Area, and (iv) the consideration that Donlon is receiving in connection with the transactions contemplated by this Agreement and the amount of goodwill for which Buyer is paying. It is the desire and intent of Donlon and Buyer that the provisions of this Agreement be enforced to the fullest extent permitted under applicable Laws, whether now or hereafter in effect and therefore, to the extent permitted by applicable Laws, Donlon and Buyer waive any provision of applicable Laws that would render any provision of this Section 7.7 invalid or unenforceable.
7.8    Use of Name. Each Seller agrees that from and after the Closing Date, such Seller and such Seller’s Affiliates will not directly or indirectly use in connection with any business activities any service marks, trademarks, trade names (regardless of whether Company currently uses such names), trade dress, internet domain names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including the name “RiverBanc” or any derivation thereof or any word or logo that is confusingly similar in sound or appearance thereto and used or otherwise exploited by Company on or before the Closing Date.
7.9    Further Assurances. Each Party will, at the request of any other Party, take such further actions as are requested and execute any additional documents, instruments or conveyances of any kind which may be reasonably necessary to further effect the transactions contemplated by this Agreement.
7.10    Confidentiality. Each Seller agrees that after the Closing Date any facts, information, know-how, processes, trade secrets, customer lists or confidential matters that relate in any way to the Company Business or the terms of this Agreement will be maintained in confidence and will not be divulged by such Seller or such Seller’s Affiliates to any Person unless and until they will become public knowledge (other than by disclosure in breach of this Section 7.10) or as required by applicable Laws, including applicable securities laws and regulations (including the rules of any applicable stock exchange); provided that before such Seller or any of such Seller’s Affiliates discloses any of the foregoing as may be required by applicable Laws, such Person will give Buyer reasonable advance notice and take such reasonable actions as Buyer may propose to minimize the required disclosure; provided; however, that the restrictions contained in this Section 7.10 shall not apply to any disclosures by a Seller to its lawyers, accountants, or other similar agents.
7.11    Transfer Taxes.
(a)    Neither Buyer nor Sellers expect that the transactions contemplated by this Agreement or any of the other Transaction Documents will result in any state and local transfer, sales, use, excise, real property transfer or gain, gross receipts, goods and services, purchase, documentary, stamp, registration, retailer occupation or other similar Taxes (“Transfer Taxes”). However, if any Transfer Taxes do arise, all such Transfer Taxes shall be borne and paid by Sellers in proportion to such Seller’s Pro Rata Share. The Parties shall cooperate in good faith to minimize, to the extent permissible under applicable law, the amount of any Transfer Taxes. Each Party will provide and make available to each other Party any resale certificates and other exemption certificates or information reasonably requested by such other Party.
(b)    Any Tax Return that must be filed with respect to Transfer Taxes shall be prepared and filed when due by the Party primarily or customarily responsible under the applicable local Laws for the filing of such Tax Returns, and such Party will use its commercially reasonable efforts to provide drafts of such Tax Returns to the other Party at least ten days prior to the expected filing date for such Tax Returns. The Sellers will provide Buyer with written evidence of the Sellers’ remittance of applicable Transfer Taxes. To the extent Transfer Taxes are actually collected from Buyer or its Affiliates, the Sellers agree that Buyer may reduce any Net Adjustment Amount due to the Sellers by the amount of such Transfer Taxes; if no amount is then due from Buyer, the Sellers will promptly remit to Buyer upon demand an amount in cash equal to such required reduction.

7.12    Tax Returns; Liability for Taxes; Other Tax Matters.
(a)    Pre-Closing Tax Returns. The Sellers will cause to be prepared each Tax Return of Company for a Pre-Closing Tax Period (each, a “Pre-Closing Tax Return”). At least 30 days prior to the due date for filing such Pre-Closing Tax Return, the Sellers will deliver a copy of such Pre-Closing Tax Return (other than a Tax Return relating to sales, use, payroll or other Taxes that is required to be filed contemporaneously with, or promptly after, the close of a Tax Period, for which a copy shall be delivered to Buyer contemporaneously with such filing), together with all supporting documentation and workpapers, to Buyer for its review and comment. The Sellers will revise such Pre-Closing Tax Return to reflect any reasonable comments received from Buyer and, not later than five days prior to the due date for filing such Pre-Closing Tax Return, will provide such revised Pre-Closing Tax Return to Buyer (executed, as may be required, by any present or former authorized owners or officers of Company) for filing by Buyer with the appropriate Governmental Authority. Not later than five days prior to the due date for payment of Taxes with respect to such Pre-Closing Tax Return, the Sellers will pay to (or at the direction of) Buyer the amount of Seller Taxes with respect to such Pre-Closing Tax Return.
(b)    Straddle Period Tax Returns. Buyer will prepare or cause to be prepared each Tax Return of Company for a Straddle Period (each, a “Straddle Tax Return”). Not later than 30 days prior to the due date for filing such Straddle Tax Return (other than monthly or quarterly Tax Returns for sales tax, use tax, payroll tax or social security), Buyer will deliver a copy of such Straddle Tax Return (other than a Tax Return relating to sales, use, payroll or other Taxes that is required to be filed contemporaneously with, or promptly after, the close of a Tax Period, for which a copy shall be delivered to Sellers contemporaneously with such filing), together with all supporting documentation and workpapers, to the Sellers for collective review and comment. Buyer will cause such Straddle Tax Return (as revised to incorporate the Sellers’ reasonable comments) to be filed timely with the appropriate Governmental Authority and will provide a copy to the Sellers. Not later than five (5) days prior to the due date for payment of Taxes with respect to such Straddle Tax Return, the Sellers will pay to (or at the direction of) Buyer the amount of any Seller Taxes with respect to such Straddle Tax Return.
(c)    Proration of Straddle Period Taxes. In the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of such Straddle Period ending on the Closing Date shall be:
(i)    in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of Company, deemed to be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of days in the entire period; and
(ii)    in the case of all other Taxes, deemed equal to the amount which would be payable if the relevant Straddle Period ended on and included the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the portion of the Straddle

Period ending on and including the Closing Date and the portion of the Straddle Period beginning after the Closing Date in proportion to the number of days in each period.
7.13    Cooperation on Tax Matters. Each Party will cooperate fully as and to the extent reasonably requested by another Party in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of Company (each a “Tax Proceeding”). Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding. Notwithstanding the above, the control and conduct of any Tax Proceeding that is a Third-Party Claim shall be governed by Section 9.6. Any information obtained by a Party or its Affiliates from another Party or its Affiliates in connection with any Tax matters to which this Agreement applies shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns, including claims for refund, or in conducting an audit or other proceeding, or as may otherwise be necessary to enforce the provisions of this Agreement.
7.14    Books and Records. The Sellers acknowledge and agree that from and after the Closing, Company will be entitled to the originals of all Books and Records. The Sellers will promptly deliver to Company such originals of all Books and Records and will cooperate with Company in the preparation and/or audit of historical financial statements for the Company Business for such periods as may be reasonably requested by Company. Company will cooperate in all reasonable respects with the Sellers and will make available to the Sellers, during normal business hours, the Books and Records which relate to the period preceding the Closing Date and which are necessary or useful in connection with any third-party tax inquiry, audit or similar investigation or any dispute or litigation; provided, however, that prior to receiving access to any of the Books and Records, the Sellers will enter into a customary confidentiality agreement binding on it and any other Person to whom the information may be disclosed; and provided, further, that Company will be entitled to destroy Books and Records in accordance with a customary document retention policy.
7.15    Publicity. Except as required by a court of competent jurisdiction or applicable Laws, including applicable securities laws and regulations, and except for disclosures required to be made in the financial statements of Buyer or any of the Sellers or any of their respective Affiliates or in publicly filed documents necessary to effect the transactions contemplated by this Agreement and the other Transaction Documents and offering documents, neither Party nor any of its Affiliates will, without the prior consent of the other Party (which will not be unreasonably withheld), make any statement or any public announcement or press release with respect to the transactions contemplated by this Agreement.
7.16    Exclusivity. During the Interim Period, the Sellers and Company will not, and Sellers shall direct and use all commercially reasonable efforts to cause their and Company’s Representatives not to: (i) solicit, encourage, initiate, or otherwise facilitate any inquiries or the making of any proposal or offer with respect to or relating to Another Transaction, (ii) conduct any discussions, enter into any negotiations, agreements, understandings or transactions, or provide any information to any Person (other than Buyer and its Representatives) with respect to or relating to Another Transaction or (iii) provide any non-public financial or other confidential or proprietary information regarding Company (including this Agreement and any other materials containing Buyer’s proposed terms and any other financial information, projections or proposals regarding the Business) to any Person (other than Buyer and its Representatives) in connection with Another Transaction. As used herein, the term “Another Transaction” means (A) the sale of the Company Business or substantially all of the assets of Company, or (B) the sale (whether by sale of stock, merger, consolidation or otherwise) of any of the Company Membership Interests. The Company is not a party to, or bound by, any agreement with respect to Another Transaction.
7.17    Waiver of Transfer Restrictions; Consent. By signing hereto, each Seller expressly consents to (a) each other Seller’s transfer of its Company Membership Interests hereunder and (b) the transfer of JMP Holding LLC’s Company Membership Interests to JMP prior to the date hereof, for all purposes under the Company Organization Documents.
ARTICLE VIII
CLOSING; CLOSING DELIVERIES; CONDITIONS PRECEDENT

8.1    Closing. Subject to the satisfaction or, when permissible, waiver of the conditions set forth in Section 8.4, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Vinson & Elkins LLP, 2200 Pennsylvania Avenue, Suite 500 West, Washington, DC 20037 (or remotely via the electronic exchange of closing deliveries), at 9:00 a.m., local time (a) on the day that is two Business Days after the date on which the last of the conditions set forth in Section 8.4 (other than any such conditions which by their terms are not capable of being satisfied until the Closing Date) is satisfied or, when permissible, waived, or (b) on such other date or at such other time or place as the Parties may mutually agree upon.
8.2    Sellers’ Deliveries. At the Closing, the Sellers will deliver or cause to be delivered to Buyer:
(a)    Assignment agreements evidencing the assignment and transfer of the Company Membership Interests to Buyer from each of the Sellers, substantially in the form attached hereto as Exhibit C (the “Assignment Agreements”), duly executed by each Seller;
(b)    a certificate signed by an authorized officer of each Seller, dated as of the Closing Date, confirming the satisfaction of the conditions set forth in Section 8.4(b)(i) and Section 8.4(b)(ii);
(c)    a certification of non-foreign status executed by each Seller in the form prescribed by Treasury Regulation § 1.1445‑2(b)(2);
(d)    an employment agreement between Buyer, as employer, and Kevin Donlon, as employee, on terms mutually acceptable to each of Buyer and Kevin Donlon (the “Employment Agreement”), duly executed by Kevin Donlon; and
(e)    any other documents required by other terms of this Agreement to be delivered by Seller at the Closing.

8.3    Buyer’s Deliveries. At the Closing, Buyer will deliver or cause to be delivered to the Sellers:
(a)    The Closing Cash Consideration in immediately available funds in accordance with the wire instructions and in the amounts to Sellers set forth on Schedule 2.2, as adjusted prior to Closing pursuant to Section 2.2; or
(b)    the Assignment Agreements duly executed by Buyer;
(c)    a certificate signed by an authorized officer of Buyer, dated as of the Closing Date, confirming the satisfaction of the conditions set forth in Section 8.4(c)(i) and Section 8.4(c)(ii);
(d)    the Employment Agreement, duly executed by Buyer; and
(e)    any other documents required by other terms of this Agreement to be delivered by Buyer at the Closing.
8.4    Conditions Precedent.
(a)    Conditions to the Obligations of Each Party. The respective obligations of Buyer and the Sellers to consummate and cause the consummation of the transactions contemplated hereby are subject to the satisfaction or waiver in writing by Buyer and the Sellers at or before the Closing Date of each of the following conditions:
(i)    Injunctions; Illegality. No Actions shall have been instituted or threatened in writing or claim or demand made against Buyer, Company, or the Sellers seeking to restrain or prohibit or to obtain damages with respect to the consummation of the transactions contemplated hereby, and no Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Law (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement.
(ii)    Regulatory Approvals. All applicable regulatory approvals necessary for the consummation of the transactions contemplated hereby shall have been obtained.
(b)    Conditions to the Obligations of Buyer. The obligations of Buyer to consummate and cause the consummation of the transactions contemplated hereby are subject to the satisfaction or waiver by Buyer on or prior to the Closing Date of the following further conditions:
(i)    Performance. The Sellers and Company shall have performed and complied in all material respects with all of the covenants and agreements hereunder required to be performed and complied with by it prior to the Closing.
(ii)    Representations and Warranties. The representations and warranties of the Company and the Sellers contained in this Agreement, disregarding all qualifications contained herein relating to materiality or Material Adverse Effect, shall be true and correct, in each case on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case, such representation or warranty shall be true and correct as of such earlier date), except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect; provided, that the representations and warranties of the Sellers set forth in Sections 4.1, 4.2, 4.3, 4.4, 4.5, 5.1, 5.2, 5.3, 5.4 and 5.13 (the “Buyer Fundamental Representations”) shall be true and correct in all material respects, in each case on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case, such representation or warranty shall be true and correct in all material respects as of such earlier date).
(iii)    Closing Deliverables. The Sellers shall have delivered or caused to be delivered to Buyer the items set forth in Section 8.2.
(iv)    Absence of Material Adverse Effect. From the date of this Agreement through Closing, there shall have been no Material Adverse Effect. Buyer shall have received a certificate signed on behalf of Company by an executive officer of Company to such effect.
(c)    Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate and cause the consummation of the transactions contemplated hereby are subject to the satisfaction or waiver by the Sellers, on or prior to the Closing Date, of the following further conditions:
(i)    Performance. Buyer shall have performed and complied in all material respects with all of the covenants and agreements hereunder required to be performed and complied with by it prior to the Closing.
(ii)    Representations and Warranties. The representations and warranties of Buyer contained in this Agreement, disregarding all qualifications contained herein relating to materiality or Material Adverse Effect, shall be true and correct in each case on and as of the date hereof and as of the Closing Date with the same force and effect as though such representations and warranties had been made on the Closing Date (except for such representations and warranties which by their express provisions are made as of an earlier date, in which case, such representation or warranty shall be true and correct as of such earlier date), except to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Buyer Material Adverse Effect.
(iii)    Closing Deliverables. Buyer shall have delivered or caused to be delivered to the Sellers the items set forth in Section 8.3.
(d)    Frustration of Closing Conditions. None of Buyer or the Sellers may rely on the failure of any condition set forth in this Section 8.4 to be satisfied if such failure were caused by such Party’s failure to act in good faith.

ARTICLE IX
INDEMNIFICATION

9.1    Indemnification.
(a)    Seller Indemnified Liabilities. Subject to the provisions of this Article IX, from and after the Closing Date, the Sellers will, severally, and not jointly and severally, defend and hold harmless Buyer, their Affiliates and their respective directors, officers, partners, members, equityholders, employees, agents, consultants, attorneys, representatives, successors, transferees and assignees (collectively, the “Buyer Indemnified Parties”) from, against and in respect of any Damages or Claims that arise out of, relate to or result from any of the following described matters (collectively, with the matters described in Section 9.1(c)(i) or Section 9.1(c)(ii) the “Seller Indemnified Liabilities”):
(i)    any breach of any representation or warranty made by the Company contained in Article V of this Agreement or any certificate delivered hereunder (other than to the extent it relates to representations and warranties contained in Article IV);
(ii)    any breach by the Company of any covenant or obligation made by the Company in this Agreement; and
(iii)    any Seller Taxes.
For the avoidance of doubt, the liabilities of the Sellers under this Section 9.1(a) shall be several (and not joint and several) and shall be apportioned between the Sellers in proportion to such Seller’s Pro Rata Share (based upon the total percentages of the breaching Sellers set forth next to such breaching Sellers’ names on Schedule 2.2).
(b)    Buyer Indemnified Liabilities. Subject to the provisions of this Article IX, from and after the Closing Date, Buyer will indemnify, defend and hold harmless the Sellers, their Affiliates and their respective managers, directors, officers, partners, members, equityholders, employees, agents, consultants, attorneys, representatives, successors, transferees and assignees (collectively, the “Seller Indemnified Parties”) from, against and in respect of any Damages or Claims that arise out of, relate to or result from any of the following described matters (collectively referred to as the “Buyer Indemnified Liabilities”):
(i)    any representation or warranty made by Buyer in this Agreement or the other Transaction Documents not having been true and correct as of the Closing Date; and
(ii)    any breach by Buyer of any covenant or obligation of Buyer in this Agreement.
(c)    Subject to the provisions of this Article IX, from and after the Closing Date, each Seller will defend and hold harmless the Buyer Indemnified Parties from, against and in respect of any Damages or Claims that arise out of, relate to or result from any of the following described matters:

(i)    any breach of any representation or warranty by such Seller contained in Article IV of this Agreement or any certificate delivered hereunder to the extent relating to such Seller (other than to the extent it relates to representations and warranties contained in Article V); and
(ii)    any breach by such Seller of any covenant or obligation of such Seller in this Agreement.
For the avoidance of doubt, the liability of each Seller under this Section 9.1(c) shall extend only to Damages or Claims arising out of their own breaches of, as applicable, any representations, warranties, covenants or agreements made by such Seller; provided, however, that to the extent Damages or Claims arise out of breaches by more than one Seller, each such Seller’s liability under this Section 9.1(c) shall be apportioned between the breaching Sellers in proportion to such breaching Seller’s Pro Rata Share (based upon the total percentages of the breaching Sellers set forth next to such breaching Sellers’ names on Schedule 2.2).
(d)    Limitations of Liability.
(i)    Each and every representation and warranty of the Sellers and Buyer contained in this Agreement and in any certificate delivered pursuant to this Agreement shall survive the Closing for a period of twelve (12) months thereafter, other than (i) the Buyer Fundamental Representations and the representations and warranties set forth in Section 6.1, Section 6.2, Section 6.3 and Section 6.7 which shall survive the Closing until thirty days after the expiration of the applicable statute of limitations and (ii) the representations and warranties set forth in Section 5.17, which shall survive the Closing for a period of three (3) years thereafter. Each and every covenant contained in this Agreement shall survive the Closing Date until the later of (x) its full performance in accordance with its terms or (y) twelve (12) months following the Closing. Neither Sellers nor Buyer shall have any liability whatsoever with respect to any such representations or warranties from and after the time such representation or warranty ceases to survive hereunder; provided, that any representation, warranty or agreement that would otherwise terminate in accordance with this Section 9.1 shall continue to survive if a Claim Notice shall have been timely given under Section 9.2 on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Section 9.2;
(ii)    Sellers shall have no liability for breaches of representations and warranties pursuant to Section 9.1(a)(i), Section 9.1(a)(ii), Section 9.1(c)(i) and Section 9.1(c)(ii) (other than to the extent relating to any covenant or agreement set forth in Article II, Section 7.6, Section 7.7, Section 7.8, Section 7.9 or Section 7.10) until the aggregate amount of all Damages incurred by Buyer equals or exceeds $50,000 (the “Basket”), in which event Sellers shall be liable for the amount of such Damages that are in excess of the Basket; provided, however, that Sellers’ liability for any Seller Indemnified Liability will not be limited as set forth in this Section 9.1(d)(ii) if such Seller Indemnified Liability relates to a breach of any representation or warranty set forth in Section 5.17 or of a covenant or agreement in Sections 7.11, 7.12 or 7.13. The Sellers shall not be Liable with respect to any individual claim, or series of related claims, hereunder that results in otherwise indemnifiable Damages, and such Damages shall not be counted toward satisfaction of the Basket, unless such Damages exceed an amount equal to five thousand dollars ($5,000) (the “De Minimis Amount”).
(iii)    In no event will the Sellers be required to make payments in respect of Seller Indemnified Liabilities resulting from matters described in Section 9.1(a)(i) and Section 9.1(a)(ii), Section 9.1(c)(i) and Section 9.1(c)(ii) (other than to the extent relating to any covenant or agreement set forth in Article II, Section 7.6, Section 7.7, Section 7.8, Section 7.9 or Section 7.10) in the aggregate that exceed three million dollars ($3,000,000) (the “Cap”); provided, however, that the Sellers’ liability for any Seller Indemnified Liabilities will not be limited as set forth in this Section 9.1(d)(iii) with respect to, and the Seller(s), as applicable, shall be required to make payments to the Buyer Indemnified Parties for, any Claim pursuant to Section 9.1(a)(iii).
(iv)    The amount of any and all Damages under this Article IX shall be determined net of any insurance or other recoveries actually paid to any Buyer Indemnified Party or Seller Indemnified Party, as applicable, in connection with the facts giving rise to the right of indemnification.
(v)    Notwithstanding anything to contrary set forth herein, Buyer hereby agrees that to the extent that any representation or warranty of the Company or any Seller made in this Agreement or in any certificate delivered hereunder is, to the Knowledge of Buyer acquired prior to the date of this Agreement, untrue or incorrect, (i) Buyer shall have no rights hereunder or thereunder by reason of such untruth or inaccuracy, and (ii) any such representation or warranty shall be deemed to be amended to the extent necessary to render it consistent with such Knowledge of Buyer. In addition, between the date of this Agreement and the Closing, Buyer may acquire additional Knowledge concerning the matters covered by the Company’s and the Sellers’ representations and warranties. Accordingly, Buyer agrees (without prejudice to any rights that Buyer may have under Section 8.4(b)(ii)) that, if the Closing occurs, then to the extent any representation or warranty of the Company or any Seller made in this Agreement or any certificate delivered hereunder, is, to the Knowledge of Buyer that was acquired from and after the date of this Agreement and prior to the Closing, untrue or incorrect, (x) Buyer shall have no rights hereunder or thereunder by reason of such untruth or inaccuracy, and (y) any such representation or warranty shall be deemed to be amended to the extent necessary to render it consistent with such Knowledge of Buyer.
9.2    Claim Procedures. Each party that desires to make a Claim for indemnification pursuant to this Article IX (an “Indemnified Party”) will provide notice (a “Claim Notice”) thereof in writing to Buyer (if the Indemnified Party is a Seller Indemnified Party) or to the Sellers (if the Indemnified Party is a Buyer Indemnified Party) (in each such case, an “Indemnifying Party”), specifying the nature and basis for such Claim and a copy of all papers served with respect to such Claim (if any). For purposes of this Section 9.2, receipt by a Party of written notice of any Third-Party Claim which gives rise to a Claim on behalf of such Party will require prompt delivery of a Claim Notice to the Indemnifying Party of the receipt of such Third-Party Claim; provided, however, that an Indemnified Party’s failure to send, or delay in sending, a Claim Notice will not relieve an Indemnifying Party from liability hereunder with respect to such Claim except to the extent and only to the extent the Indemnifying Party is materially prejudiced by such failure or delay.

9.3    Calculation, Timing, Manner and Characterization of Indemnification Payments.
(a)    Payments of all amounts owing by an Indemnifying Party pursuant to this Article IX will be made within ten Business Days after the later of (i) the date the Indemnifying Party is deemed liable therefor pursuant to this Article IX and (ii) if disputed, the date of the adjudication of the Indemnifying Party’s liability to the Indemnified Party under this Agreement.
(b)    Any indemnity payments made under this Agreement will be treated for all Tax purposes as an adjustment to the Purchase Price, unless otherwise required by applicable Laws following a Final Determination.
9.4    Recovery. In the event Damages suffered by any Indemnified Party are recoverable under more than one provision of this Agreement and even though an Indemnified Party is permitted to rely on each provision of this Article IX independently (as contemplated in Section 9.5), such Indemnified Party will only be permitted to recover with respect to any particular Damages suffered by it one time as it is the Parties’ intent that once any particular Damages have been recovered by a particular Indemnified Party under one provision, such Damages no longer exist with respect to such Indemnified Party and, therefore, recovery by such particular Indemnified Party for such same Damages under another provision would constitute an unintended and prohibited “double” recovery. Notwithstanding the foregoing, an Indemnified Party shall be entitled to seek recovery under such provisions of this Agreement that maximize its recovery.
9.5    Reliance. The Parties acknowledge and agree that any of the subsections of Section 9.1 may be relied upon independently of and without regard to any other of such subsections more specifically or generally covering the same subject matter.
9.6    Control of Third-Party Claims.
(a)    In the event of the assertion of any Third-Party Claim, the Indemnifying Party, at its option, may assume (with legal counsel reasonably acceptable to the Indemnified Party) at its sole cost and expense the defense of such Third-Party Claim and may assert any defense of the Indemnified Party or the Indemnifying Party; provided that the Indemnified Party will have the right at its own expense to participate jointly with the Indemnifying Party in the defense of any such Third-Party Claim. Counsel representing both the Indemnifying Party and the Indemnified Party must acknowledge in writing its obligation to act as counsel for all parties being represented and must acknowledge and respect separate attorney-client privileges with respect to each party represented. If the Indemnifying Party elects to undertake the defense of any Third-Party Claim under this Agreement, the Indemnified Party will cooperate with the Indemnifying Party in the defense or settlement of the Third-Party Claim, including providing access to information, making documents available for inspection and copying, and making employees available for interviews, depositions and trial, in each case, at the Indemnifying Party’s expense. The Indemnifying Party will not be entitled to settle any Third-Party Claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld or delayed.

(b)    If the Indemnifying Party, by the 30th day after receipt of notice of any Third-Party Claim (or, if earlier, by the tenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the Person asserting such Third-Party Claim) does not assume actively and in good faith the defense of any such Third-Party Claim or action resulting therefrom in accordance with Section 9.6(a), the Indemnified Party may, at the Indemnifying Party’s expense, defend against such Claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and the Indemnifying Party will be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense. The Indemnified Party will not settle or compromise any Third-Party Claim for which it is entitled to indemnification under this Agreement, without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld or delayed.
(c)    Notwithstanding anything in this Section 9.6 to the contrary, Buyer will in all cases be entitled to control the defense of a Third-Party Claim if Buyer reasonably believes (i) such Third-Party Claim could result in liabilities which, taken together with other then outstanding Claims by Buyer under this Agreement, could exceed the remaining potential Damages payable by the Sellers under this Agreement or the amount that Buyer believes it will be able to collect from the Sellers under this Agreement or (ii) such Third-Party Claim could adversely affect in any material respect Buyer or its Affiliates other than as a result of money damages or if injunctive or other non-monetary relief has been sought against Buyer or its Affiliates.
9.7    Express Negligence. THE PARTIES INTEND THAT THE INDEMNITIES SET FORTH IN THIS ARTICLE IX BE CONSTRUED AND APPLIED AS WRITTEN ABOVE, NOTWITHSTANDING ANY RULE OF CONSTRUCTION TO THE CONTRARY. WITHOUT LIMITING THE FOREGOING, SUCH INDEMNITIES WILL APPLY NOTWITHSTANDING ANY STATE’S “EXPRESS NEGLIGENCE” OR SIMILAR RULE THAT WOULD DENY COVERAGE BASED ON AN INDEMNIFIED PARTY’S SOLE OR CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE OR GROSS NEGLIGENCE. IT IS THE INTENT OF THE PARTIES THAT, TO THE EXTENT PROVIDED ABOVE, THE INDEMNITIES SET FORTH IN THIS ARTICLE IX WILL APPLY TO AN INDEMNIFIED PARTY’S SOLE OR CONCURRENT, ACTIVE OR PASSIVE NEGLIGENCE OR GROSS NEGLIGENCE. THE PARTIES AGREE THAT THIS PROVISION IS “CONSPICUOUS” FOR PURPOSES OF ALL STATE LAWS.
9.8    Exclusive Remedy. In the absence of fraud that is caused by an intentional misrepresentation of a material fact made with the intent to defraud, the remedies set forth in Section 3.2, Section 11.11 and Article IX will be the sole and exclusive remedy and recourse for any breach of this Agreement by Buyer or the Sellers, except as expressly provided in this Agreement.
9.9    Seller Representative.
(a)    Each Seller hereby irrevocably appoints the Seller Representative as its sole, exclusive, true and lawful representative and attorney-in-fact and agent, with full power of substitution to act in its name, place and stead with respect to the sale of the Company Membership Interests to Buyer in accordance with the terms and provision of this Agreement and to act on its behalf in any amendment of or litigation or arbitration involving this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Seller Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power:
(i)    To make all decisions on behalf of the Sellers with respect to the handling, dispute, settlement and other resolution of any indemnity claim or other Tax claim asserted under this Agreement;
(ii)    To negotiate, execute and deliver all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Seller shall execute and deliver any such documents which the Seller Representative agrees to execute); and
(iii)    To give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with any claims under this Agreement.
(b)    The Seller Representative and each other Seller shall be and are bound by all actions or inactions taken by the Seller Representative on behalf of the Sellers. The Seller Representative will not be liable to any Seller for any act taken or omitted by it as permitted under this Agreement, except if taken or omitted in bad faith or by willful misconduct. The Seller Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).
(c)    The Sellers understand and agree that the Seller Representative may have various actual, perceived or potential conflicts of interest and hereby waive and agree to waive any and all such conflicts of interest, to not assert any claim on the basis thereof, and not to seek to disqualify the Seller Representative due to any and all such conflicts of interest or potential conflicts of interest or appearances of impropriety.
(d)    The Sellers agree, severally but not jointly, to indemnify the Seller Representative for, and to hold the Seller Representative harmless against, any loss, liability or expense including reasonable attorney’s fees and expenses incurred without willful misconduct or bad faith on the part of the Seller Representative, arising out of or in connection with the Seller Representative carrying out its duties under this Agreement, including reasonable costs, fees and expenses of defending the Seller Representative against any claim of liability with respect thereto, and further agree to advance all such costs, fees and expenses as incurred. The Seller Representative may consult with counsel (which shall be reimbursed as set forth hereinabove) of its own choice and will have full and complete authorization and protection for any action taken or omitted to be taken without bad faith and in accordance with the opinion of such counsel.

ARTICLE X
TERMINATION

10.1    Termination Events. Without prejudice to other remedies which may be available to the Parties by law or this Agreement, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:
(a)    by mutual written consent of the Sellers, on the one hand, and Buyer, on the other hand;
(b)    by Sellers or Buyer, if:
(i)    any court or other Governmental Authority shall have issued, enacted, entered, promulgated or enforced any Law (that is final and non-appealable and that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, that the Party seeking to terminate pursuant to this Section 10.1(b)(i) shall have complied with its obligations, if any, under Section 7.3; or
(ii)    the Closing Date shall not have occurred on or prior to July 3, 2016 (the “Outside Date”); provided, that neither Party may terminate this Agreement pursuant to this Section 10.1(b)(ii) if such Party is in material breach of this Agreement;
(c)    by the Sellers, if: (i) any of the representations and warranties of Buyer contained in Article VI shall fail to be true and correct or (ii) there shall be a breach by Buyer of any covenant or agreement of Buyer in this Agreement that, in either case of the preceding sub-clauses, (A) would result in the failure of a condition set forth in Section 8.4(c) and (B) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by the Sellers to Buyer and (2) the day that is five Business Days prior to the Outside Date; provided, that the Sellers may not terminate this Agreement pursuant to this Section 10.1(c) if the Sellers are in material breach of this Agreement;
(d)    by Buyer, if: (i) any of the representations and warranties of the Sellers contained in Article IV or Article V shall fail to be true and correct or (ii) there shall be a breach by the Sellers of any covenant or agreement of the Sellers in this Agreement that, in either case of the preceding sub-clauses, (A) would result in the failure of a condition set forth in Section 8.4(b) and (B) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (1) the 30th day after written notice thereof is given by Buyer to the Sellers and (2) the day that is five Business Days prior to the Outside Date; provided, that Buyer may not terminate this Agreement pursuant to this Section 10.1(d) if Buyer is in material breach of this Agreement; or
(e)    By Buyer, at any time prior to Closing, if (i) within the previous ten days Buyer has received one or more Schedule Supplements from the Sellers and (ii) any item on such Schedule Supplements, or all Schedule Supplements in the aggregate received from Sellers, has had a Material Adverse Effect.

10.2    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1 by Buyer, on the one hand, or the Sellers, on the other hand, written notice thereof shall forthwith be given to the other Party specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect and there shall be no Liability hereunder on the part of the Sellers or Buyer, except that Section 7.10, this Article X and Article XI shall survive any termination of this Agreement. Nothing in this Section 10.2 shall relieve or release any Party to this Agreement of any liability or Damages arising out of fraud, willful misconduct or intentional misrepresentation.
ARTICLE XI
MISCELLANEOUS

11.1    Assignment. This Agreement and the rights under this Agreement may not be assigned by either Party without the prior written consent of the other Parties; provided, however, that Buyer may assign without the Sellers’ consent the provisions and benefits of this Agreement to any Affiliate or to any transferee of all or substantially all of the Company Business or the Company Assets, and the Sellers hereby consents to any such assignment. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns.
11.2    Notices. Unless otherwise provided in this Agreement, any notice, request, consent, instruction or other document to be given under this Agreement by any Party to the other Party will be in writing and delivered personally, by reputable overnight delivery service or other courier or by certified mail, postage prepaid, return receipt requested, and will be deemed given (a) when received if delivered personally or by overnight delivery service or other courier or (b) on the date receipt is acknowledged if delivered by certified mail, postage prepaid, return receipt requested, as follows:
If to the Sellers, addressed to each of:

Donlon Family LLC
227 West Trade Street, Suite 900
Charlotte, North Carolina 28202
Attention: Kevin Donlon
JMP Investment Holdings LLC
600 Montgomery Street, Suite 1100
San Francisco, CA 94111
Attention: Ray Jackson
Hypotheca Capital LLC
275 Madison Avenue, Suite 3200
New York, New York 10016
Attention: Chief Executive Officer

If to Buyer, addressed to:

New York Mortgage Trust, Inc.
275 Madison Avenue, Suite 3200
New York, New York 10016
Attention: Chief Executive Officer
New York Mortgage Trust, Inc.
275 Madison Avenue, Suite 3200
New York, New York 10016
Attention: Chief Executive Officer
With copy to (which shall not constitute notice):

Vinson & Elkins LLP
2200 Pennsylvania Avenue, Suite 500 West
Washington, DC 20037
Attention: Christopher Green
or to such other place and with such other copies as either the Sellers or Buyer may designate by written notice to the others in accordance with this Section 11.2.
11.3    Choice of Law. This Agreement and all claims arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by the Laws of the State of New York.
11.4    Consent to Jurisdiction; Waiver of Jury Trial.
(a)    Each of the Parties irrevocably submits to the exclusive jurisdiction of (i) state courts of the State of New York located in New York County and (ii) the United States District Court for the Southern District of the State of New York for the purposes of any Action arising out of or relating to this Agreement or any transaction contemplated hereby (and agrees not to commence any Action relating hereto except in such courts). Each of the Parties further agrees that service of any process, summons, notice or document hand delivered or sent by U.S. registered mail to such Party’s respective address set forth in Section 11.2 shall be effective service of process for any Action in New York with respect to any matters to which it has submitted to jurisdiction as set forth in the immediately preceding sentence. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Action arising out of or relating to this Agreement or the transactions contemplated hereby in (i) state courts of the State of New York located in New York County or (ii) the United States District Court for the Southern District of the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. Notwithstanding the foregoing, each Party agrees that a final judgment in any Action so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction or in any other manner provided in law or in equity.

(b)    EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
11.5    Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the Person or Persons entitled to the benefits thereof only by a written instrument signed by the Person or Persons granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
11.6    Expenses. The Sellers will be responsible for all its legal fees, accountant’s fees, consultant’s fees, broker’s fees, investment banker’s fees, other advisory fees and other costs and expenses that the Sellers and Company incur in connection with the negotiation, preparation, execution or performance of this Agreement. Buyer will be responsible for all its legal fees, accountant’s fees, consultant’s fees, broker’s fees, investment banker’s fees, other advisory fees and other costs and expenses that Buyer and its Affiliates (excluding Company and the Sellers) incur in connection with the negotiation, preparation, execution or performance of this Agreement.
11.7    Completion of Schedules. The listing (or inclusion of a copy) of a document or other item under one Schedule to a representation or warranty made in this Agreement will be deemed adequate to disclose an exception to a separate representation or warranty made in this Agreement only if such listing has sufficient detail on its face that it is reasonably clear that such document or other item applies to such other representation or warranty made in this Agreement.
11.8    Invalidity. In the event that any one or more of the provisions set forth in this Agreement, any of the other Transaction Documents or in any other instrument referred to in this Agreement will, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision of this Agreement or any other such Transaction Document or instrument.
11.9    Third-Party Beneficiaries. This Agreement is solely for the benefit of (a) the Parties and their successors and assigns permitted under this Agreement, and (b) the Buyer Indemnified Parties and the Seller Indemnified Parties (solely with respect to such Persons’ rights to indemnification pursuant to Article IX and the rights to enforce such rights to indemnification pursuant to this Article XI), and no provisions of this Agreement will be deemed to confer upon any other Person any remedy, Claim, liability, reimbursement, cause of action or other right except as expressly provided in this Agreement.
11.10    No Presumption Against Any Party. Neither this Agreement nor any uncertainty or ambiguity herein will be construed or resolved against either Party, whether under any rule of construction or otherwise. On the contrary, this Agreement has been reviewed by each of the Parties and their respective counsel and will be construed and interpreted according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all Parties.
11.11    Specific Performance. Each Party acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each Party agrees that the other Party will be entitled, subject to compliance with Section 11.4, to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.
11.12    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile transmission or by electronic delivery in .PDF format), each of which will be deemed an original, but all of which together will constitute one and the same instrument.
11.13    Entire Agreement; Amendments. This Agreement, together with all Exhibits, Annexes and Schedules, and the other Transaction Documents constitute the entire agreement of the Parties with regard to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. No amendment, supplement or modification of this Agreement will be binding unless executed in writing by all Parties.
(Remainder of page intentionally left blank. Signature pages follow.)

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.
SELLERS:

DONLON FAMILY LLC,
a North Carolina limited liability company
By:    /s/ Kevin Donlon
Name:     Kevin Donlon
Title:    Managing Member
JMP INVESTMENT HOLDINGS LLC,
a Delaware limited liability company
By:    /s/ Raymond Jackson
Name:    Raymond Jackson
Title:    Chief Financial Officer
HYPOTHECA CAPITAL, LLC,
a New York limited liability company
By:    /s/ Steven R. Mumma
Name:    Chief Executive Officer/President
Title:    Steven R. Mumma

SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

BUYER:

NEW YORK MORTGAGE TRUST, INC.
a Maryland corporation
By:    /s/ Steven R. Mumma
Name:    Chief Executive Officer/President
Title:    Steven R. Mumma

SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

COMPANY:

RIVERBANC LLC
a North Carolina limited liability company
By:    /s/ Kevin Donlon
Name:     Kevin Donlon
Title:    Chief Executive Officer

SIGNATURE PAGE TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

EXHIBIT A
DEFINED TERMS

“Accounts Receivable” means all accounts and notes receivable, bills receivable, trade accounts, book debts and insurance claims of Company, together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.
“Action” means any action, suit or proceeding by or before any court or other Governmental Authority.
“Affiliate” means with respect to any Person, any Person that, directly or indirectly, controls, is controlled by, or is under a common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) as used in this definition means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise. For purposes of this Agreement, prior to Closing, Company, RMI and RBDH shall be deemed to be Affiliates of each Seller and not Affiliates of Buyer.
“Agreement” is defined in the Preamble.
“Another Transaction” is defined in Section 7.16.
“Arbitrator” is defined in Section  3.2(b).
“Assignment Agreements” is defined in Section 8.2(a)(i).
“Base Cash Consideration” is defined in Section 2.2(a).
“Basket” is defined in Section 9.1(d)(ii).
“Books and Records” means all books and records pertaining to Company, the Company Business and the Company Assets, including all books of account, journals and ledgers, files, correspondence, memoranda, maps, plats, customer lists, suppliers lists, personnel records relating to the employees of Company, catalogs, promotional materials, data processing programs and other computer software, building and machinery diagrams and plans.
“Business Day” means any day other than Saturday, Sunday or any other day on which banking institutions in New York are not open for the transaction of normal banking business.
“Buyer” is defined in the Preamble.
“Buyer Fundamental Representations” has the meaning set forth in Section 8.4(b)(ii).
“Buyer Indemnified Liabilities” is defined in Section 9.1(b).
“Buyer Indemnified Parties” is defined in Section 9.1(a).

EXHIBIT A

“Cap” is defined in Section  9.1(d)(iii).
“Cash” means cash and cash equivalents of Company, in each case as of the Closing Date, excluding any restricted cash.
“Change of Control Costs” means any obligation in respect of any change of control payment or similar obligation that is due, or alleged to be due, to any Person in connection with the transactions contemplated by this Agreement, whether or not such obligation is evidenced in writing.
“Claim” means any and all claims, causes of action, demands, lawsuits, suits, information requests, proceedings, governmental investigations or audits and administrative orders.
“Claim Notice” is defined in Section 9.3.
“Closing” is defined in Section 8.1.
“Closing Cash Consideration” is defined in Section 2.2.
“Closing Date” means the date that the Closing occurs pursuant to Section 8.1.
“Closing Statement” has the meaning set forth in Section  3.2(a).
“Closing Working Capital” means the Working Capital as of 12:01 a.m. on the Closing Date. For the avoidance of doubt, Closing Working Capital shall not take into account the transactions contemplated by this Agreement.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commodity Exchange Act” means the Commodity Exchange Act of 2000, as amended.
“Company” is defined in the Preamble.
“Company Annual Financial Statements” is defined in Section 5.14.
“Company Assets” means all of the assets, whether real, personal (tangible or intangible) or mixed, owned (in fee or any lesser interest including leasehold interests) by the Company.
“Company Business” means the business and operations of the Company and its Subsidiaries as of the date hereof, including the identification, acquisition and management of privately placed debt and equity investments secured by multifamily and other housing related assets. Private investments as a limited partner in real estate or investments existing prior to the date hereof are specifically exempt from the definition of Company Business.
“Company Financial Statements” is defined in Section 5.14.
“Company Interim Balance Sheet” is defined in Section 5.14.
“Company Interim Financial Statements” is defined in Section 5.14.

EXHIBIT A

“Company Membership Interests” is defined in the Recitals.
“Company Organizational Documents” means the Organizational Documents of Company, including (a) that certain Certificate of Formation of RiverBanc LLC, filed with the Secretary of State of the State of North Carolina, and (b) that certain Limited Liability Company Agreement of RiverBanc LLC, by and among Hypotheca, Donlon and JMP, in each case as amended.
“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under foreign, state or local law.
“Contract” means any written contract, agreement, understanding, option, right to acquire, preferential purchase right, preemptive right, warrant, indenture, debenture, note, bond, loan, loan agreement, collective bargaining agreement, lease, mortgage, franchise, license, purchase order, bid, commitment, letter of credit, guaranty, surety or any other legally binding written arrangement.
“Creditors’ Rights” is defined in Section 4.1.
“Damages” means all debts, liabilities, obligations, losses, damages, reasonable costs and expenses, interest (including prejudgment interest), penalties, fines, reasonable legal and accounting fees, disbursements and reasonable costs of investigations, deficiencies, levies, duties and imposts.
“De Minimis Amount” is defined in Section 9.1(d)(ii).
“Debt” means, for a particular Person without duplication: (a) indebtedness of such Person for borrowed money, including the face amount of any letter of credit and other obligations under letters of credit and agreements relating to the issuance of letters of credit or acceptance financing; (b) obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (c) obligations of such Person to pay the deferred purchase price of property or services (including obligations that are non-recourse to the credit of such Person but are secured by the assets of such Person, but excluding trade accounts payable); (d) obligations of such Person as lessee under capital leases and obligations of such Person in respect of synthetic leases; (e) obligations of such Person under any hedging arrangement; (f) obligations of such Person under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clauses (a) through (e) above; and (g) indebtedness or obligations of others of the kinds referred to in clauses (a) through (f) secured by any Lien on or in respect of any property of such Person.
“Donlon” is defined in the Preamble.
“Donlon Family Restricted Shares” is defined in Section 2.3.
“Employment Agreement” is defined in Section 8.2(d).

EXHIBIT A

“Equity Interest” means, with respect to any Person: (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person; (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to acquire any of the foregoing.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Estimated Closing Statement” is defined in Section 3.1.
“Estimated Closing Working Capital” is defined in Section 3.1.
“Final Determination” means (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final, (b) a closing agreement made under Section  7121 of the Code (or a comparable agreement under the laws of a state, local or foreign taxing jurisdiction) with the relevant Governmental Authority or other administrative settlement with or final administrative decision by the relevant Governmental Authority, (c) a final disposition of a claim for refund, or (d) any agreement between Buyer and the Sellers which they agree will have the same effect as an item in (a), (b) or (c) for purposes of this Agreement.
“Final Settlement Date” is defined in Section 3.2(b).
“Final Statement” is defined in Section 3.2(c).
“FLSA” means the federal Fair Labor Standards Act, as amended.
“GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.
“Governmental Authority” means any governmental, quasi-governmental, state, county, city or other political subdivision of the United States or any other country, or any agency, court or instrumentality, foreign or domestic, or statutory or regulatory body thereof.
“Hypotheca” has the meaning set forth in the Preamble.
“Income Tax” means any Tax measured by reference to net income or profit.
“Indemnified Party” is defined in Section 9.2.
“Indemnifying Party” is defined in Section 9.2.

EXHIBIT A

“Intellectual Property” is defined in Section 5.11.
“Interim Period” means the period commencing on the date hereof and ending as of the effective time of the Closing.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“JMP” is defined in the Preamble.
“Knowledge” shall mean, with respect to (i) Donlon, the actual knowledge of Kevin Donlon after reasonable investigation, (ii) JMP, the actual knowledge of James Fowler, (iii) Hypotheca, the actual knowledge of Steven Mumma, (iv) the Sellers, the actual knowledge of each of the persons listed in the foregoing clauses (i), (ii) and (iii) after reasonable investigation, and (iii) Buyer, the actual knowledge of Steven Mumma after reasonable investigation.
“Law” means any law, statute, code, ordinance, order, rule, rules of common law, regulation, judgment, decree, injunction, franchise, permit, certificate, license, authorization or other directional requirement of any Governmental Authority.
“Lease” or “Leases” is defined in Section 5.8(a).
“Licenses” is defined in Section 5.21(b).
“Lien” means any security interests, mortgages, deeds of trust, liens, pledges, charges, claims, easements, reservations, restrictions, clouds, equities, rights of way, options, rights of first refusal, grants of power to confess judgment, conditional sales and title retention agreements (including any lease in the nature thereof) and all other encumbrances, whether or not relating to the extension of credit or the borrowing of money.
“Material Adverse Effect” means any change, event, occurrence or development that is materially adverse to (a) the business, financial condition, liabilities or results of operations of Company, taken as a whole, or (b) the ability of the Sellers to consummate the transactions contemplated by this Agreement; provided, however, that the following will not be considered when determining whether a Material Adverse Effect has occurred: (A) any general social, political or economic condition or event, the effects of which are not specific or unique to the Company, including stock market fluctuations, exchange rate fluctuations, acts of war or terrorism, or the consequences of the foregoing; (B) the general condition of the investment management industry, including any change in such general industry conditions; (C) any change in Law or GAAP after the date hereof; or (D) any change resulting from the execution of this Agreement or the consummation of any of the transactions contemplated hereby, including any change resulting from or arising out of any announcement relating to this Agreement.
“Material Contract” is defined in Section 5.10(a).
“Net Adjustment Amount” is defined in Section 3.2(a).
“Notice of Disagreement” is defined in Section 3.2(b).

EXHIBIT A

“NYMT” is defined in the Preamble.
“Order” means any binding order, writ, judgment, injunction, decree, stipulation, determination or award of any Governmental Authority.
“Ordinary Course of Business” means, when used in reference to any Person, the ordinary course of business of such Person consistent with past customs and practices of such Person.
“Organizational Documents” means, with respect to a particular Person (other than a natural person), the certificate or articles of incorporation, bylaws, stockholders agreement, voting agreement, partnership agreement, limited liability company agreement, trust agreement or similar organizational document or agreement, as applicable, of such Person.
“Outside Date” is defined in Section 10.1(b)(ii).
“Owned Real Property” is defined in Section 5.7.
“Party” and “Parties” are defined in the Preamble.
“Performance Amounts” means any fees paid or allocations made for investment advisory or investment management services, including carried interest,.
“Permits” is defined in Section 5.9.
“Permitted Liens” means (a) Liens for current period Taxes which are not yet due and payable; (b) inchoate Liens arising by operation of law, including materialman’s, mechanic’s, repairman’s, laborer’s, warehousemen, carrier’s, employee’s, contractor’s and operator’s Liens arising in the Ordinary Course of Business but only to the extent such Liens secure obligations that, as of the Closing, are not due and payable and are not being contested unless being contested in good faith and a reserve or other appropriate provision, if any, as required by GAAP is made therefor in the Company Interim Balance Sheet; (c) minor defects, irregularities in title, easements, rights of way, servitudes and similar rights (whether affecting fee interests, a landlord’s interest in leased properties or a tenant’s interest in leased properties) that individually or in the aggregate (i) have not had, and are not reasonably likely to have an adverse effect on the ability of Company or any of its Affiliates to use such property in the manner previously owned or used by Company or (ii) materially impair the value of such property; (d) Liens securing the financing of the acquisition of Company by Buyer; and (e) Liens affecting a landlord’s interest in real property leased to Company so long as such Liens do not breach and are not reasonably likely to breach a customary covenant of quiet enjoyment (due to the existence of a non-disturbance agreement or other arrangement in which the tenant’s interest is recognized and protected).
“Person” means any natural person, firm, limited partnership, general partnership, association, corporation, limited liability company, company, trust, other organization (whether or not a legal entity), public body or government, including any Governmental Authority.
“Plan” means (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (including employee benefit plans, such as foreign plans, which are not subject to the

EXHIBIT A

provisions of ERISA); and (b) each personnel policy, equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, change in control plan or agreement, retention plan, agreement or arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, policy, practice or understanding that is not described in clause (a) of this definition.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date. Notwithstanding anything to the contrary herein, any franchise Tax will be allocated to the period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.
“Pre-Closing Tax Return” is defined in Section 7.12(a).
“Pro Rata Share” means, with respect to any Seller, the percentage set forth next to such Seller’s name on Schedule 2.2.
“Prohibited Period” is defined in Section 7.7(a).
“Purchase Price” is defined in Section 2.2.
“RBDH” means RB Development Holding LLC, a Delaware limited liability company.
“Released Parties” is defined in Section 7/6.
“Restricted Area” is defined in Section 7.7(a).
“RMI” means RB Multifamily Investors LLC, a Delaware limited liability company.
“Sample Closing Working Capital Statement” means the sample calculation of the Working Capital as at April 30, 2016 attached hereto as Schedule 1.1-WC.
“Schedule Supplement” is defined in Section 7.5.
“Seller Indemnified Liabilities” is defined in Section 9.1(a).
“Seller Indemnified Parties” is defined in Section 9.1(b).
“Seller Representative” shall mean collectively Donlon and JMP; provided that (i) if JMP becomes unable to serve or resigns as such, then Donlon shall serve as the sole Seller Representative; and (ii) if Donlon becomes unable to serve or resigns as such, then its position, jointly with JMP or alone, as the case may be, shall be replaced with such other Person as appointed by Donlon. For the avoidance of doubt, for so long as there are two Persons serving collectively as the Seller

EXHIBIT A

Representative, then in order for the Seller Representative to take any action or make any decision, such action or decision must be authorized in writing in advance by both such Persons.
“Seller Taxes” means any and all Taxes (a) imposed on any Seller; (b) imposed on or with respect to Company or the Company Assets, or for which the Company may otherwise be liable, for any Pre-Closing Tax Period and for the portion of any Straddle Period ending on and including the Closing Date (determined in accordance with Section 7.12(c)); (c) resulting from a breach of any representation or warranty set forth in Section 5.17 (determined without regard to any materiality or knowledge qualifiers or any scheduled items) or a breach by any Seller of any covenant relating to Taxes set forth in this Agreement; (d) of any Consolidated Group (or any member thereof, other than Company) of which Company (or any predecessor of Company) is or was a member on or prior to the Closing Date by reason of Treasury Regulation § 1.1502‑6(a) or any analogous or similar foreign, state or local Laws; (e) of any other Person for which Company is or has been liable as a transferee or successor, by contract, or otherwise, resulting from events, transactions or relationships occurring or existing prior to the Closing; (f) that are attributable to the transactions contemplated by this Agreement, including Transfer Taxes; or (g) that are social security, Medicare, unemployment or other employment or withholding Taxes owed as a result of payments made to any Seller pursuant to this Agreement; provided that, no such Tax will constitute a Seller Tax to the extent that the amount of such Tax was included as a current liability in the determination of the Closing Working Capital in the Final Statement.
“Sellers” is defined in the Preamble.
“Severance Cost” means the aggregate amount of all severance compensation and severance benefits to be paid or provided by Company or any of its Affiliates to any current or former employee, contractor, director or officer of Company or any of its Affiliates as a result of the transactions contemplated hereby and all Taxes payable by Company or any of its Affiliates (including the employer portion of Federal Insurance Contribution Act Taxes) with respect thereto.
“Severance Holdback Amount” has the meaning set forth in Section 2.2(d).
“Stock Holdback Amount” is defined in Section 2.3.
“Straddle Period” means any taxable Tax period beginning on or before and ending after the Closing Date. Notwithstanding anything to the contrary herein, any franchise Tax will be allocated to the period during which the income, operations, assets or capital comprising the base of such Tax is measured, regardless of whether the right to do business for another period is obtained by the payment of such franchise Tax.
“Straddle Tax Return” is defined in Section 7.12(b).
“Subsidiary” means, with respect to any Person, (a) any corporation, partnership, limited liability company or other entity, a majority of the Equity Interests of which having voting power under ordinary circumstances to elect at least a majority of the board of directors or other Persons performing similar functions is at the time owned or controlled, directly or indirectly, by such Person or by one or more of the other direct or indirect Subsidiaries of such Person or a combination thereof

EXHIBIT A

(regardless of whether, at the time, Equity Interests of any other class or classes will have, or might have, voting power by reason of the occurrence of any contingency), (b) a partnership in which such Person or any direct or indirect Subsidiary of such Person is a general partner, or (c) a limited liability company in which such Person or any direct or indirect Subsidiary of such Person is a managing member or manager.
“Tax” or “Taxes” means (a) any taxes, assessments, fees, unclaimed property and escheat obligations, and other governmental charges imposed by any Governmental Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, real property (including assessments, fees or other charges imposed by any Governmental Authority that are based on the use or ownership of real property), personal property (tangible and intangible), value added, turnover, sales, use, environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, fuel, excess or windfall profits, occupational, premium, severance, estimated, or other similar charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not; and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a Consolidated Group for any period; and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.
“Tax Proceeding” is defined in Section 7.13.
“Tax Return” means any return, report, election, document, estimated tax filing, declaration, claim for refund, property tax rendition, information returns or other filing relating to Taxes, including any schedules or attachments thereto and any amendment thereof.
“Third-Party Claim” means a third-party claim asserted against an Indemnified Party by a Person other than (a) an Affiliate of such Indemnified Party or (b) any manager, director, stockholder, officer, member, partner, equityholder or employee of any such Indemnified Party or its Affiliates.
“Transaction Documents” means this Agreement, the Employment Agreement and all other agreements, conveyances, documents, instruments and certificates delivered at the Closing pursuant to this Agreement.
“Transfer Tax” is defined in Section 7.11(a).
“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.
“Working Capital” means, at any date, (a) the sum of current assets of Company, including Cash, Receivables, inventory, prepaid deposits and other prepaid amounts and excluding Income Tax assets, less (b) the sum of current liabilities of Company, including accounts payable, accrued expenses and accrued royalties and excluding Income Tax liabilities, in the case of each of clauses (a)

EXHIBIT A

and (b), calculated in accordance with GAAP except as described in the Sample Closing Date Working Capital Statement. For further clarification, in case of any conflict or inconsistency between methodologies, principles and adjustments for calculating current asset or current liability balances utilized under GAAP and the methodologies, principles and adjustments utilized in the Sample Closing Working Capital Statement, the methodologies, principles and adjustments utilized on Sample Closing Working Capital Statement shall apply and control. For the avoidance of doubt, for the purposes of the foregoing, deferred Tax assets and deferred Tax liabilities shall not be taken into account.

EXHIBIT A

EXHIBIT B
FORM OF LOCK-UP AGREEMENT
[__], 2016
New York Mortgage Trust, Inc.
275 Madison Avenue, Suite 3200
New York, New York 10016
Attention: Chief Executive Officer
Re:    New York Mortgage Trust, Inc. --- RiverBanc LLC Purchase Agreement
Ladies and Gentlemen:
This letter agreement (the “Letter Agreement”) is being delivered to you in connection with the Membership Interest Purchase Agreement (the “Purchase Agreement”) by and among New York Mortgage Trust, Inc., a Delaware corporation (“NYMT”), Donlon Family LLC, a North Carolina limited liability company (“Donlon”), JMP Investment Holdings LLC, a Delaware limited liability company (“JMP”), Hypotheca Capital, LLC, a New York limited liability company (“Hypotheca” and, together with Donlon and JMP, the “Sellers”), and RiverBanc LLC, a North Carolina limited liability company (“Company”) dated as of May 3, 2016, pursuant to which NYMT agreed to purchase all of the outstanding membership interests in the Company from the Sellers pursuant to the terms and conditions described therein. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Purchase Agreement.
In consideration of NYMT’s agreement to purchase all of the outstanding membership interests in the Company from Donlon, and for other good and valuable consideration receipt of which is hereby acknowledged, Donlon hereby agrees that, without the prior written consent of NYMT, Donlon will not, during the period beginning on the date of this Letter Agreement (which, for the avoidance of doubt, shall be a date on or after the last purchase date of the Donlon Family Restricted Shares) and ending the earlier of (a) 24 months after the date hereof or (b) the consummation of, or the entering into an agreement to consummate, a Change in Control (as defined below) (such period, the “Restricted Period”), directly or indirectly, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any of the Donlon Family Restricted Shares or any securities convertible into or exercisable or exchangeable for the Donlon Family Restricted Shares, or publicly disclose the intention to make any offer, sale, pledge or disposition; or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Donlon Family Restricted Shares or such other securities, whether any such swap or transaction is to be settled by delivery of the Donlon Family Restricted Shares or such other securities, in cash or otherwise.

EXHIBIT B

As used herein, “Change in Control” means (i) any human being, firm, corporation, partnership, or other entity (each, a “Person”), excluding NYMT and any entity that is part of a controlled group of corporations or is under common control with NYMT within the meaning of Sections 1563(a), 414(b) or 414(c) of the Internal Revenue Code of 1986, as amended (each, a “Related Entity”), who is or becomes, directly or indirectly, the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of securities representing at least fifty percent (50%) of NYMT’s then outstanding securities entitled to vote generally in the election of directors; (ii) the transfer of all or substantially all of NYMT’s total assets on a consolidated basis, as reported in NYMT’s consolidated financial statements filed with the Securities and Exchange Commission; (iii) a merger, consolidation, or statutory share exchange with a Person (excluding NYMT and any Related Entity), regardless of whether NYMT is intended to be the surviving or resulting entity after the merger, consolidation, or statutory share exchange, other than a transaction that results in the voting securities of NYMT carrying the right to vote in elections of persons to the board of directors of NYMT (the “Board”) outstanding immediately prior to the closing of the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least 50% (fifty percent) of NYMT’s voting securities carrying the right to vote in elections of persons to NYMT’s Board, or such securities of such surviving entity, outstanding immediately after the closing of such transaction; (iv)  the members of the Board (a) who were members of the Board on the Closing Date or (b) whose nomination for, or election to, the Board was recommended or approved by a majority of such directors, cease for any reason to constitute a majority of the Board; or (v) the Board adopts a resolution to the effect that, in its judgment, as a consequence of any one or more transactions or events or series of transactions or events, a Change in Control of NYMT has effectively occurred. Notwithstanding the foregoing, for purposes of this Agreement, (A) any issuance by NYMT of newly issued shares of its capital stock in a private or public offering of securities for cash shall not be deemed to be a Change in Control and (B) if a Change in Control constitutes a payment event with respect to an award subject to Section 409A (as defined below), a “Change in Control” shall not occur unless the transaction or event described in subsection (i), (ii), (iii), (iv) or (v) above also constitutes a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5) to the extent required to comply with Section 409A.
In furtherance of the foregoing, NYMT, and any duly appointed transfer agent for the registration or transfer of the common stock of NYMT, are hereby authorized to decline to make any transfer of common stock of NYMT if such transfer would constitute a violation or breach of this Letter Agreement.
The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.
The undersigned acknowledges that NYMT has entered into the Purchase Agreement and agreed to consummate the transactions contemplated thereby in reliance upon this Letter Agreement.

EXHIBIT B

This Letter Agreement and any claim, controversy or dispute arising under or related to this Letter Agreement shall be governed by and construed in accordance with the laws of the State of New York.
The terms of this Letter Agreement are subject to the Purchase Agreement in all respects, and in the event of any conflict between the Purchase Agreement and this Letter Agreement, the terms of the Purchase Agreement shall govern. The terms of Sections 11.1–11.6 and 11.13 of the Purchase Agreement shall apply mutatis mutandis to this Letter Agreement.

[Signature page to follow]

EXHIBIT B

Very truly yours,

DONLON FAMILY LLC, a North Carolina limited liability company

By:	Name: Title:

RECEIVED AND ACKNOWLEDGED:
NEW YORK MORTGAGE TRUST, INC.

By:	Name: Title:

EXHIBIT C

ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Assignment”) is made and entered into as of [●], 2016 (the “Effective Date”), by and between [●], a [●] (“Assignor”) and New York Mortgage Trust, Inc., a Maryland corporation (“Assignee”).
WITNESSETH:
WHEREAS, Assignor owns [●]% (the “Acquired Interest”) of all of the issued and outstanding membership interests (the “Company Membership Interests”) of RiverBanc LLC, a North Carolina limited liability company (“Company”);
WHEREAS, pursuant to that certain Membership Interest Purchase Agreement, dated as of May 3, 2016 (the “Purchase Agreement”), by and among Donlon Family LLC, a North Carolina limited liability company (“Donlon”), JMP Investment Holdings LLC, a Delaware limited liability company (“JMP”), Hypotheca Capital, LLC, a New York limited liability company (“Hypotheca” and, together with Donlon and JMP, the “Sellers”), Company and Assignee, Sellers agreed to sell to Assignee, and Assignee agreed to purchase from Sellers, the Company Membership Interests, including the Acquired Interest; and
WHEREAS, Assignor desires to convey, transfer and assign the Acquired Interest to Assignee.
NOW, THEREFORE, for and in consideration of the above stated premises, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the parties hereto do hereby agree as follows:
1.Assignment. Assignor hereby sells, assigns, transfers and conveys to Assignee, and Assignee hereby accepts, as of the Effective Date, the Acquired Interest.
2.Successor and Assigns. This Assignment shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
3.Entire Agreement. This Assignment, together with the Purchase Agreement, supersedes any prior or contemporaneous understandings or agreements between the parties respecting the subject matter hereof and constitutes the entire understanding and agreement between the parties with respect to the assignment of the Acquired Interest. In the event a conflict or inconsistency between the terms and conditions of this Assignment and the Purchase Agreement, the terms and conditions of the Purchase Agreement shall control.
4.Governing Law. THIS ASSIGNMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES OF SUCH STATE.

Exhibit C
1

5.Further Assurances. The parties hereto covenant and agree that they will execute such further instruments and documents as may be necessary or desirable to effectuate and carry out the transaction contemplated by this Assignment.
6.Counterparts. This Assignment may be executed in any number of counterparts (including facsimile counterparts), and by each party hereto on separate counterparts, all of which together shall for all purposes constitute one agreement, binding on all the parties hereto, notwithstanding that all the parties hereto have not signed the same counterpart.
[Signature Page Follows]

2

IN WITNESS WHEREOF, the parties hereto have executed this Assignment to be effective as of the date first set forth above.

ASSIGNEE:
NEW YORK MORTGAGE TRUST, INC.

By:
Name:
Title:

Signature Page to Assignment of Acquired Interest

ASSIGNOR:
[●]

By:
Name:
Title:

Signature Page to Assignment of Acquired Interest